WaMu Asset-Backed Certificates
WaMu Series 2007-HE4 Trust
Issuing Entity

$404,947,000
(+/-5% Approximate)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

 

Important Notice About Information Presented in this Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein. This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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Preliminary Term Sheet *Date Revised: June [6], 2007*

$404,947,000
(+/- 5% Approximate)

WaMu Asset-Backed Certificates
WaMu Series 2007-HE4 Trust

Class[1,2]	Principal Balance($)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A[3]	249,921,000	AAA/Aaa	June 25,2037	Floating Rate Senior
II-A1	123,393,000	AAA/Aaa	June 25,2037	Floating Rate Senior
II-A2	52,132,000	AAA/Aaa	June 25,2037	Floating Rate Senior
II-A3	79,711,000	AAA/Aaa	June 25,2037	Floating Rate Senior
II-A4	35,585,000	AAA/Aaa	June 25,2037	Floating Rate Senior
M-1	26,833,000	AA+/Aa1	June 25,2037	Floating Rate Subordinate
M-2	21,398,000	AA/Aa2	June 25,2037	Floating Rate Subordinate
M-3	12,568,000	AA-/Aa3	June 25,2037	Floating Rate Subordinate
M-4	11,548,000	A+/A1	June 25,2037	Floating Rate Subordinate
M-5	10,870,000	A/A2	June 25,2037	Floating Rate Subordinate
M-6	9,850,000	A-/A3	June 25,2037	Floating Rate Subordinate
M-7	8,152,000	BBB+/Baa1	June 25,2037	Floating Rate Subordinate
M-8	4,755,000	BBB/Baa2	June 25,2037	Floating Rate Subordinate
M-9	8,152,000	BBB-/Baa3	June 25,2037	Floating Rate Subordinate
B[3]	6,793,000	BB+/Ba1	June 25,2037	Floating Rate Subordinate
Total	**661,661,000**			

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M and Class B Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margins on the Class M and Class B Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	WaMu Asset Acceptance Corp.
Sponsor and Servicer:	Washington Mutual Bank.
Issuing Entity:	WaMu Asset-Backed Certificates WaMu Series 2007-HE4 Trust. The Issuing Entity is also referred to herein as the "Trust."
Servicing Fee Rate:	0.50% per annum.
Co-Lead Managers:	WaMu Capital Corp. and Banc of America Securities LLC.
Trustee:	Citibank, N.A.
Delaware Trustee:	Christiana Bank & Trust Company.
Trustee Fee:	Compensation to the Trustee will consist of (i) a fee calculated using a rate of 0.0025% per annum (the "trustee fee rate") on the principal balance of each mortgage loan and (ii) interest earned on amounts in the distribution account prior to any Distribution Date.
Swap Counterparty:	TBD.
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Class B Certificates:	The Class B Certificates.
Certificates:	The Class A, Class M and Class B Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts and an obligation to make payments to the swap account for tax purposes.
Registration:	The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System. The Class B Certificates will be available through the PORTAL system. The Certificates will be issued in minimum denominations of $25,000 original certificate principal balance and integral multiples of $1 in excess thereof.
Unregistered Securities:	The Class B Certificates will not be registered under the Securities Act of 1933 in reliance on the exemption provided by Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A.
Cut-off Date:	June 1, 2007.
Expected Pricing Date:	Week of June 4, 2007.
Expected Closing Date:	On or about June 13, 2007.

Expected Settlement Date: On or about June 13, 2007.

Distribution Date: The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in July 2007.

*Final Scheduled
Distribution Date:* June 2037. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in June 2037.

Due Period: With respect to any Distribution Date, the period commencing on the 2nd day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.

Prepayment Period: With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.

SMMEA Eligibility: None of the Certificates is expected to be SMMEA eligible.

Clean-up Call: The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Mortgage Loans: The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $679,323,511 of which: (i) approximately $313,971,038 consist of a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "**Group I Mortgage Loans**") and (ii) approximately $365,352,473 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "**Group II Mortgage Loans**" and together with the Group I Mortgage Loans, the "**Mortgage Loans**"). The Mortgage Loans have the characteristics described on Exhibit A.

Approximately 1.79% of the Mortgage Loans are 40-Year Mortgage Loans, approximately 1.87% of the Group I Mortgage Loans are 40-Year Mortgage Loans, and approximately 1.72% of the Group II Mortgage Loans are 40-Year Mortgage Loans.

40-Year Mortgage Loans: Mortgage Loans with an original term to maturity equal to 480 months.

Adjusted Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the servicing fee rate, the trustee fee rate and the PMI Insurer fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the servicing fee rate, the trustee fee rate and the PMI Insurer fee rate, if applicable.

Primary Mortgage Insurance: Approximately 17.33% of the Mortgage Loans, approximately 20.40% of the Group I Mortgage Loans and approximately 14.70% of the Group II Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian Guaranty Inc. (the "PMI Insurer"). For each of those Mortgage Loans, the PMI Insurer provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. The PMI Insurer will be paid a fee each month equal to approximately 1.490% per annum of the insured Mortgage Loans (which equals approximately 0.258% of all Mortgage Loans).

Pass-Through Rate: With respect to each class of Certificates on any Distribution Date (other than the first Distribution Date), a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate. The Pass-Through Rate on the first Distribution Date will be equal to the related Formula Rate.

Formula Rate: With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap.

Group I Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans weighted on the basis of their stated principal balances as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on the prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group I Mortgage Loans, and (b) the Coupon Strip allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans weighted on the basis of their stated principal balances as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on the prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (b) the Coupon Strip allocable to the Group II Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate:

With respect to any Distribution Date (other than the first Distribution Date) and the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on the prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.

Group I Maximum Cap Rate:

With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans weighted on the basis of their stated principal balances as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on the prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum Cap Rate:

With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans weighted on the basis of their stated principal balances as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on the prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate
Maximum Cap Rate: With respect to the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on the prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.

Net WAC Rate
Carryover Amount: With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest
Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group II Interest
Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

Final Maturity
Reserve Fund: On or after the 121st Distribution Date through the 240th Distribution Date, if on such any Distribution Date if the constant prepayment rate of the Mortgage Loans is equal to or less than 15%, an amount equal to 0.80% of the aggregate principal balance of the 40-Year Mortgage Loans (such amount is in each case the "**Coupon Strip**") will be placed into a reserve fund (the "**Final Maturity Reserve Fund**"). On and after the 241st Distribution Date, all amounts otherwise payable to the Class C Certificates will be deposited into the Final Maturity Reserve Fund until the amounts on deposit therein are equal to the stated principal balance of the Mortgage Loans with 40-year original term to maturity less the certificate principal balance of the Class C Certificates. Amounts in the Final Maturity Reserve Fund will be available if needed to make a payment to certificateholders on the 360th Distribution Date.

Group I Principal
Allocation Percentage: With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group II Principal Allocation Percentage:	With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.
Group I and Group II Principal Distribution Amounts:	With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the sum of (i) the aggregate principal remittance amount for the Mortgage Loans and (ii) the extra principal distribution amount, if any.
Group I Senior Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 59.20% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.
Group II Senior Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 59.20% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.
Overcollateralization Target Amount:	With respect to any Distribution Date: (i) prior to the Stepdown Date, 2.60% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and, (ii) on or after the Stepdown Date, the greater of: (a) the lesser of (x) 2.60% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 5.20% of the current aggregate stated principal balance of the Mortgage Loans; and

| | (b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date. |

Stepdown Date: The earlier to occur of:
(i)   the Distribution Date following the Distribution Date on which the aggregate principal balance of the Class A Certificates is reduced to zero; and,
(ii) the later to occur of
      (x) the Distribution Date occurring in July 2010 and
      (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 40.80%.

Credit Enhancement: Consists of the following:
      1) Monthly Excess Cashflow;
      2) Overcollateralized Amount;
      3) Subordination; and
      4) A Primary Mortgage Insurance Policy.
The Class A, Class M and Class B Certificates will have the benefit of Net swap payments received from the Swap Counterparty (if any).

Monthly Excess Cashflow: With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."

Overcollateralized Amount: With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.60% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Credit Enhancement Percentage: With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M and Class B Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.

Delinquency Trigger Event: With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds 39.00% of the Credit Enhancement Percentage.

Loss Trigger Event:	With respect to any Distribution Date in or after July 2009, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
July 2009 to June 2010	1.50% for the first month, plus an additional $1/12^{th}$ of 1.85% for each month thereafter
July 2010 to June 2011	3.35% for the first month, plus an additional $1/12^{th}$ of 1.90% for each month thereafter
July 2011 to June 2012	5.25% for the first month, plus an additional $1/12^{th}$ of 1.55% for each month thereafter
July 2012 to June 2013	6.80% for the first month, plus an additional $1/12^{th}$ of 0.80% for each month thereafter
July 2013 to June 2014	7.60% for the first month, plus an additional $1/12^{th}$ of 0.05% for each month thereafter
July 2014 and thereafter	7.65%

Trigger Event:	With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
Class	Percent	Class	Percent
A	20.40%	A	40.80%
M-1	16.45%	M-1	32.90%
M-2	13.30%	M-2	26.60%
M-3	11.45%	M-3	22.90%
M-4	9.75%	M-4	19.50%
M-5	8.15%	M-5	16.30%
M-6	6.70%	M-6	13.40%
M-7	5.50%	M-7	11.00%
M-8	4.80%	M-8	9.60%
M-9	3.60%	M-9	7.20%
B	2.60%	B	5.20%

Realized Losses:	If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "**Realized Loss**." Realized Losses on the Mortgage Loans will be absorbed first, by the Monthly Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class B Certificates and then of the Class M Certificates in reverse sequential order, first to the Class M-9 Certificates, second to the Class M-8 Certificates, third to the Class M-7 Certificates, fourth to the Class M-6 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the Class M-3 Certificates, eighth to the Class M-2 Certificates and ninth to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 5.130% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")), amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "**Swap Account**") and distributed according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after distributions above and any amounts otherwise distributable to the Sponsor or any of its affiliates as holder of the Class C Certificates will reside in the Swap Account and will be distributed according to payment priorities described above for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

Swap Schedule

Distribution Date	Swap Notional Amount ($)	Distribution Date	Swap Notional Amount ($)
1	0	31	139,746,100
2	524,642,334	32	134,668,466
3	520,722,369	33	129,799,784
4	515,540,657	34	125,139,211
5	509,258,334	35	120,382,728
6	501,912,247	36	114,361,033
7	499,624,122	37	113,644,020
8	496,307,516	38	107,104,581
9	492,075,715	39	103,018,139
10	486,949,225	40	99,240,494
11	480,724,126	41	95,748,289
12	471,665,665	42	92,519,667
13	459,681,060	43	89,437,176
14	446,128,454	44	86,606,224
15	433,159,917	45	83,876,050
16	421,007,221	46	81,406,306
17	409,617,555	47	79,013,942
18	398,916,565	48	76,688,518
19	388,728,139	49	74,451,266
20	379,039,822	50	72,263,821
21	369,890,168	51	70,136,310
22	361,229,875	52	68,044,937
23	356,449,998	53	66,002,139
24	199,941,011	54	64,008,240
25	186,603,143	55	62,063,810
26	174,959,160	56	60,168,973
27	165,736,539	57	58,322,234
28	157,964,190	58	56,544,005
29	151,220,225	59	54,837,911
30	145,208,689	60	53,207,695

Priority of Distributions:

    I.   Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

         i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;

         ii)   To pay the Coupon Strip, if applicable;

         iii)   Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group.

         iv)   To the Class M-1 Certificates current interest;

         v)   To the Class M-2 Certificates current interest;

         vi)   To the Class M-3 Certificates current interest;

         vii)   To the Class M-4 Certificates current interest;

         viii)   To the Class M-5 Certificates current interest;

         ix)   To the Class M-6 Certificates current interest;

         x)   To the Class M-7 Certificates current interest;

         xi)   To the Class M-8 Certificates current interest;

         xii)   To the Class M-9 Certificates current interest;

         xiii)   To the Class B Certificates current interest; and

         xiv)   Any interest distribution amounts remaining undistributed following (i) through (xiii) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

    II.   Principal Distribution: Group I and Group II Principal Distribution Amounts will be distributed as follows:

        (A)   On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

         i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

         ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

         iii)   An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

         iv)   An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;

         v)   Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

vi) Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

vii) To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

viii) To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

ix) To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

x) To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

xi) To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xii) To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xiii) To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiv) To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xv) To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xvi) To the Class B Certificates until the principal balance thereof is reduced to zero; and

xvii) Any Principal Distribution amounts remaining undistributed following (i) through (xvi) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B) On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii) To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii) The Group I Principal Distribution Amount will be distributed as follows:

a. To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

b. To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iv)(a) below, according to the payment priority in clause (B)(iv)(a) below.

iv) The Group II Principal Distribution Amount will be distributed as follows:

a. To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

　　　　b.　　To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) above.

　　v)　　The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

　　　　a.　　To the Class M-1 Certificates until it reaches a 32.90% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);

　　　　b.　　To the Class M-2 Certificates until it reaches a 26.60% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);

　　　　c.　　To the Class M-3 Certificates until it reaches a 22.90% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

　　　　d.　　To the Class M-4 Certificates until it reaches a 19.50% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

　　　　e.　　To the Class M-5 Certificates until it reaches a 16.30% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

　　　　f.　　To the Class M-6 Certificates until it reaches a 13.40% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

　　　　g.　　To the Class M-7 Certificates until it reaches a 11.00% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

　　　　h.　　To the Class M-8 Certificates until it reaches a 9.60% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

　　　　i.　　To the Class M-9 Certificates until it reaches a 7.20% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);

　　　　j.　　To the Class B Certificates until it reaches a 5.20% Target Credit Enhancement Percentage (based on 2x the Class B Initial Credit Enhancement Percentage); and

　　　　k.　　Any Principal Distribution Amounts remaining undistributed following (a) through (j) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class

M Certificates and the Class B Certificates have been reduced to zero and the Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III. Monthly Excess Cashflow:

i) As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii) Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii) To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv) To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v) To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi) To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii) To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii) To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix) To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x) To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi) To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts; and

xii) To the Class B Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts.

xiii) Any funds remaining after distributions described in (i) through (xii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates; then to the Class M-9 Certificates and then to the Class B Certificates, sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xiv) To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xv) Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

WAMU CAPITAL CORP.	
Trading	
David Nagle	(206) 554-2425
Kevin Richmond	(212) 702-6921
Tim O'Brien	(212) 702-6919
Albert Chang	(212) 702-6934
Finance	
Vinny Varca	(212) 702-6931
Jason Laukaitis	(206) 554-0795

RATING AGENCIES

<u>Moody's</u>

Debash Chatterjee	(212) 553-1329
Rishi Salwan	(212) 553-1314

<u>S&P</u>

Todd Niemy	(212) 438-2494
Daniel Hall	(212) 438-1576
Rebecca Neary	(212) 438-3026

Exhibit A
Mortgage Loan Statistics

		Minimum	**Maximum**
Scheduled Principal Balance	$679,323,511	$23,843	$999,999
Average Scheduled Principle Balance	$273,921		
Number of Mortgage Loans	2,480		
Weighted Average Gross Coupon	8.860%	5.300%	13.150%
Weighted Average FICO Score *	613	470	812
Weighted Average Original LTV**	80.83%	12.79%	100.00%
Weighted Average Original LTV with MI***	76.75%	12.79%	100.00%
Weighted Average Combined Original LTV****	81.49%	12.79%	100.00%
Weighted Average DTI	42.51%	2.87%	59.95%
Weighted Average Original Term	361 months	120 months	480 months
Weighted Average Stated Remaining Term	360 months	119 months	480 months
Weighted Average Seasoning	1 month	0 months	66 months
Weighted Average Gross Margin	5.691%	4.990%	7.250%
Weighted Average Minimum Interest Rate	8.911%	5.750%	12.900%
Weighted Average Maximum Interest Rate	14.911%	11.750%	18.900%
Weighted Average Initial Rate Cap	2.197%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.416%	1.000%	1.500%
Weighted Average Months to Roll	28 months	1 month	60 months
Maturity Date		May 1,2017	June 1,2047

Adj Rate Mortgage	82.02%	Full	66.45%
Fixed Rate Mortgage	17.98%	Limited	2.14%
		Stated	31.41%
ARM—2 Yr/6 Mth	20.77%		
ARM—2 Yr/6 Mth 40 Yr	1.02%	Cash-Out Refi	74.87%
ARM—2 Yr/6 Mth IO	5.98%	Purchase	12.40%
ARM—3 Yr/6 Mth	5.53%	Rate/Term Refi	12.73%
ARM—3 Yr/6 Mth 40 Yr	0.36%		
ARM—3 Yr/6 Mth IO	1.58%	Condominium	5.43%
ARM—5 Yr/6 Mth	1.19%	Planned Unit Development	11.76%
ARM—5 Yr/6 Mth IO	1.68%	Single Family	76.58%
ARM—6 Month	0.02%	Two to Four Family	6.24%
Balloon—2 Yr/6 Mnth	35.19%		
Balloon—3 Yr/6 Mnth	5.53%	Investor	6.21%
Balloon—30 Year	3.86%	Owner-Occupied	91.74%
Balloon—5 Yr/6 Mnth	3.17%	Second Home	2.05%
Fixed—10 Year	0.01%		
Fixed—15 Year	0.32%	First Lien	99.45%
Fixed—20 Year	0.04%	Second Lien	0.55%
Fixed—30 Year	13.34%		
Fixed—40 Year	0.42%	Top 5 Locations:	
		California	38.62%
Not Interest Only	90.77%	Florida	8.44%
Interest Only	9.23%	Washington	5.64%
		Maryland	5.25%
Prepay Penalty: N/A	20.17%	New Jersey	4.72%
Prepay Penalty: 12 months	7.52%		
Prepay Penalty: 24 months	41.96%	MI - YES	17.33%
Prepay Penalty: 36 months	30.36%	NO	82.67%

Does not include mortgage loans that do not have available credit scores

**Original LTV for all first lien loans and combined original LTV for all second lien loans*

***Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI*

****Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	20	$795,438.81	0.12%	10.621%	76.39%	605	82.25%	40.62%	0.00%
50,000.01—100,000.00	331	$26,268,115.07	3.87%	9.478%	76.06%	592	87.21%	44.50%	6.81%
100,000.01—150,000.00	400	$50,310,697.08	7.41%	9.189%	78.27%	593	84.04%	57.25%	15.39%
150,000.01—200,000.00	348	$61,355,775.07	9.03%	9.053%	78.85%	599	74.02%	74.01%	18.92%
200,000.01—250,000.00	255	$57,422,880.53	8.45%	8.899%	78.57%	601	72.20%	82.83%	21.91%
250,000.01—300,000.00	229	$62,865,021.02	9.25%	8.634%	79.41%	613	66.97%	81.99%	23.19%
300,000.01—350,000.00	206	$66,816,996.24	9.84%	8.592%	81.11%	616	63.41%	84.11%	19.87%
350,000.01—400,000.00	157	$58,712,811.81	8.64%	8.716%	81.71%	619	60.10%	88.96%	26.16%
400,000.01—450,000.00	120	$51,008,936.52	7.51%	8.668%	82.63%	620	61.53%	85.73%	27.51%
450,000.01—500,000.00	103	$49,084,197.38	7.23%	8.819%	83.37%	615	61.19%	84.31%	18.62%
500,000.01—550,000.00	87	$45,669,140.36	6.72%	8.840%	83.70%	629	50.67%	87.28%	18.54%
550,000.01—600,000.00	85	$48,935,488.50	7.20%	9.097%	84.09%	622	56.53%	96.55%	18.71%
600,000.01—650,000.00	33	$20,719,889.23	3.05%	8.753%	82.39%	632	63.70%	96.87%	0.00%
650,000.01—700,000.00	37	$24,819,122.96	3.65%	8.976%	84.20%	603	75.69%	89.37%	0.00%
700,000.01—750,000.00	29	$20,967,130.41	3.09%	8.726%	80.36%	629	58.88%	89.59%	0.00%
750,000.01—800,000.00	19	$14,780,113.66	2.18%	9.111%	80.74%	617	58.62%	94.86%	0.00%
800,000.01—850,000.00	7	$5,747,847.24	0.85%	9.178%	76.63%	569	57.65%	86.00%	0.00%
850,000.01—900,000.00	5	$4,337,073.88	0.64%	8.268%	71.20%	666	60.58%	79.84%	0.00%
900,000.01—950,000.00	2	$1,865,000.00	0.27%	6.944%	77.47%	636	100.00%	100.00%	0.00%
950,000.01—1,000,000.00	7	$6,841,835.53	1.01%	8.282%	79.23%	647	86.07%	85.38%	0.00%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.000—5.499	2	$437,254.34	0.06%	5.317%	54.30%	668	100.00%	0.00%	0.00%
5.500—5.999	11	$3,014,969.01	0.44%	5.873%	65.55%	652	88.47%	97.51%	5.28%
6.000—6.499	23	$7,750,223.37	1.14%	6.307%	74.74%	647	96.47%	98.52%	5.35%
6.500—6.999	106	$31,728,954.06	4.67%	6.764%	73.44%	648	85.66%	61.05%	12.49%
7.000—7.499	173	$52,930,793.75	7.79%	7.297%	76.17%	637	81.00%	66.72%	21.60%
7.500—7.999	309	$90,053,143.29	13.26%	7.766%	79.02%	633	75.44%	76.11%	21.69%
8.000—8.499	293	$84,944,597.06	12.50%	8.252%	79.14%	623	67.30%	86.60%	21.16%
8.500—8.999	400	$114,014,851.28	16.78%	8.761%	82.06%	618	64.48%	83.06%	18.48%
9.000—9.499	281	$85,213,671.21	12.54%	9.264%	83.26%	608	66.20%	88.88%	19.00%
9.500—9.999	310	$81,928,061.36	12.06%	9.740%	83.75%	595	61.40%	91.59%	16.63%
10.000—10.499	218	$55,600,789.72	8.18%	10.234%	82.35%	583	55.50%	86.81%	13.04%
10.500—10.999	164	$37,210,689.07	5.48%	10.702%	83.70%	577	47.44%	81.90%	11.94%
11.000—11.499	105	$21,047,474.78	3.10%	11.227%	83.46%	575	50.08%	79.30%	2.65%
11.500—11.999	58	$10,572,356.28	1.56%	11.693%	85.47%	566	43.86%	71.23%	10.58%
12.000—12.499	22	$2,499,843.47	0.37%	12.172%	84.24%	582	66.19%	52.58%	0.00%
12.500—12.999	4	$332,567.99	0.05%	12.702%	93.07%	692	10.06%	10.06%	0.00%
13.000—13.499	1	$43,271.26	0.01%	13.150%	80.45%	N/A	100.00%	0.00%	0.00%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	3	$143,157.32	0.02%	12.363%	80.14%	N/A	100.00%	69.77%	0.00%
400—499	4	$284,508.63	0.04%	11.712%	82.99%	489	100.00%	81.49%	0.00%
500—524	188	$37,238,400.18	5.48%	10.368%	74.16%	514	80.95%	84.30%	0.00%
525—549	217	$55,744,024.08	8.21%	9.940%	75.68%	537	77.51%	87.49%	0.00%
550—574	252	$61,194,024.24	9.01%	9.131%	77.56%	563	77.73%	83.47%	0.00%
575—599	389	$98,308,082.78	14.47%	8.949%	80.42%	588	73.68%	78.31%	40.04%
600—624	539	$145,963,612.79	21.49%	8.628%	82.49%	612	73.74%	81.15%	27.31%
625—649	395	$121,444,020.39	17.88%	8.550%	82.68%	636	63.04%	82.73%	20.04%
650—674	273	$85,693,969.19	12.61%	8.495%	83.08%	660	49.01%	76.87%	10.06%
675—699	126	$40,157,125.36	5.91%	8.409%	83.19%	684	46.74%	83.31%	10.58%
>= 700	94	$33,152,586.34	4.88%	8.189%	81.49%	727	38.19%	91.49%	3.97%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Original Combined LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	186	$37,008,391.55	5.45%	8.329%	49.86%	592	63.03%	69.15%	0.00%
60.01 to 70.00%									
With MI:	60	$15,364,403.80	2.26%	7.847%	65.89%	609	52.86%	75.52%	100.00%
Without MI:	220	$54,506,641.58	8.02%	8.629%	67.10%	592	60.73%	77.82%	0.00%
70.01 to 80.00%									
With MI:	120	$33,244,772.59	4.89%	8.259%	77.65%	611	73.57%	84.03%	100.00%
Without MI:	788	$215,890,306.69	31.78%	8.725%	78.29%	610	59.02%	79.44%	0.00%
80.01 to 85.00%									
With MI:	42	$10,867,170.33	1.60%	9.049%	84.61%	608	61.78%	92.03%	100.00%
Without MI:	282	$85,904,729.30	12.65%	9.134%	84.65%	602	74.00%	84.06%	0.00%
85.01 to 90.00%									
With MI:	143	$40,140,805.09	5.91%	8.829%	89.74%	619	71.21%	92.06%	100.00%
Without MI:	388	$114,650,515.71	16.88%	8.991%	89.81%	624	73.56%	84.03%	0.00%
90.01 to 95.00%									
With MI:	59	$18,118,710.84	2.67%	9.637%	94.95%	628	82.13%	96.89%	100.00%
Without MI:	151	$48,377,384.33	7.12%	9.498%	94.89%	647	69.43%	90.85%	0.00%
95.01 to 100.00%									
With MI:	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
Without MI:	4	$1,526,806.97	0.22%	10.384%	100.00%	602	70.55%	70.55%	0.00%
Subtotal (First Lien):	**2,443**	**$675,600,638.78**	**99.45%**	**8.845%**	**80.75%**	**613**	**66.49%**	**82.47%**	**17.43%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	2	$170,950.31	0.03%	11.942%	90.00%	656	100.00%	0.00%	0.00%
90.01 to 95.00%	20	$2,170,440.39	0.32%	11.766%	94.76%	666	53.60%	0.00%	0.00%
95.01 to 100.00%	15	$1,381,481.82	0.20%	11.343%	100.00%	639	63.58%	0.00%	0.00%
Subtotal (Second Lien):	**37**	**$3,722,872.52**	**0.55%**	**11.617%**	**96.48%**	**655**	**59.43%**	**0.00%**	**0.00%**
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

*Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective Combined LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	610	$154,744,254.20	22.78%	8.600%	75.48%	610	68.55%	83.78%	76.08%
60.01 to 70.00%	220	$54,506,641.58	8.02%	8.629%	67.10%	592	60.73%	77.82%	0.00%
70.01 to 80.00%	788	$215,890,306.69	31.78%	8.725%	78.29%	610	59.02%	79.44%	0.00%
80.01 to 85.00%	282	$85,904,729.30	12.65%	9.134%	84.65%	602	74.00%	84.06%	0.00%
85.01 to 90.00%	388	$114,650,515.71	16.88%	8.991%	89.81%	624	73.56%	84.03%	0.00%
90.01 to 95.00%	151	$48,377,384.33	7.12%	9.498%	94.89%	647	69.43%	90.85%	0.00%
95.01 to 100.00%	4	$1,526,806.97	0.22%	10.384%	100.00%	602	70.55%	70.55%	0.00%
Subtotal (First Lien):	**2,443**	**$675,600,638.78**	**99.45%**	**8.845%**	**80.75%**	**613**	**66.49%**	**82.47%**	**17.43%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	2	$170,950.31	0.03%	11.942%	90.00%	656	100.00%	0.00%	0.00%
90.01 to 95.00%	20	$2,170,440.39	0.32%	11.766%	94.76%	666	53.60%	0.00%	0.00%
95.01 to 100.00%	15	$1,381,481.82	0.20%	11.343%	100.00%	639	63.58%	0.00%	0.00%
Subtotal (Second Lien):	**37**	**$3,722,872.52**	**0.55%**	**11.617%**	**96.48%**	**655**	**59.43%**	**0.00%**	**0.00%**
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
120	1	$77,096.10	0.01%	8.850%	64.58%	548	100.00%	0.00%	0.00%
180	21	$2,183,441.46	0.32%	8.312%	60.37%	609	72.47%	0.00%	0.00%
240	5	$254,711.94	0.04%	9.902%	69.58%	610	76.47%	0.00%	0.00%
360	2,414	$664,633,021.93	97.84%	8.857%	80.89%	613	66.73%	82.42%	17.42%
480	39	$12,175,239.87	1.79%	9.117%	81.53%	618	49.34%	76.84%	15.92%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
61—120	1	$77,096.10	0.01%	8.850%	64.58%	548	100.00%	0.00%	0.00%
121—180	21	$2,183,441.46	0.32%	8.312%	60.37%	609	72.47%	0.00%	0.00%
181—240	5	$254,711.94	0.04%	9.902%	69.58%	610	76.47%	0.00%	0.00%
241—300	7	$450,146.22	0.07%	12.108%	84.37%	575	100.00%	90.39%	0.00%
301—360	2,407	$664,182,875.71	97.77%	8.854%	80.89%	613	66.71%	82.42%	17.43%
>= 361	39	$12,175,239.87	1.79%	9.117%	81.53%	618	49.34%	76.84%	15.92%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	111	$31,383,206.61	4.62%	8.917%	80.86%	624	91.32%	79.14%	27.02%
20.01—25.00	96	$24,602,608.26	3.62%	8.831%	82.59%	631	75.39%	74.37%	14.05%
25.01—30.00	148	$38,167,275.66	5.62%	8.777%	80.48%	612	78.75%	78.98%	8.54%
30.01—35.00	192	$44,690,291.69	6.58%	8.735%	77.68%	617	65.68%	72.98%	19.95%
35.01—40.00	303	$76,451,330.79	11.25%	8.803%	79.19%	618	65.68%	80.75%	15.28%
40.01—45.00	456	$119,157,455.03	17.54%	8.964%	80.81%	619	56.46%	77.90%	19.35%
45.01—50.00	609	$172,053,090.06	25.33%	8.900%	82.69%	618	60.65%	85.19%	17.05%
50.01—55.00	548	$168,432,931.60	24.79%	8.831%	80.38%	596	70.82%	86.88%	17.18%
55.01—60.00	17	$4,385,321.60	0.65%	8.305%	79.70%	599	83.29%	86.44%	14.14%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	594	$141,111,518.26	20.77%	9.401%	79.51%	586	69.00%	100.00%	13.77%
ARM—2 Yr/6 Mth 40 Yr	22	$6,916,046.93	1.02%	9.470%	82.38%	614	42.85%	100.00%	19.38%
ARM—2 Yr/6 Mth IO	101	$40,611,200.03	5.98%	8.068%	80.19%	650	77.65%	100.00%	21.12%
ARM—3 Yr/6 Mth	158	$37,593,285.95	5.53%	9.332%	79.82%	599	63.12%	100.00%	16.44%
ARM—3 Yr/6 Mth 40 Yr	7	$2,439,818.37	0.36%	8.912%	81.61%	620	28.28%	100.00%	0.00%
ARM—3 Yr/6 Mth IO	32	$10,722,049.99	1.58%	7.778%	81.32%	645	81.44%	100.00%	29.92%
ARM—5 Yr/6 Mth	35	$8,112,254.28	1.19%	8.725%	79.18%	620	70.84%	100.00%	6.74%
ARM—5 Yr/6 Mth IO	31	$11,395,550.00	1.68%	7.634%	80.55%	646	90.60%	100.00%	16.51%
ARM—6 Month	1	$110,738.15	0.02%	11.625%	85.00%	497	100.00%	100.00%	0.00%
Balloon—2 Yr/6 Mnth	663	$239,027,666.39	35.19%	8.939%	82.96%	618	54.34%	100.00%	20.21%
Balloon—3 Yr/6 Mnth	121	$37,575,789.30	5.53%	8.650%	83.75%	613	69.19%	100.00%	29.62%
Balloon—30 Year	97	$26,226,292.65	3.86%	8.200%	80.96%	621	78.20%	0.00%	12.26%
Balloon—5 Yr/6 Mnth	65	$21,536,381.91	3.17%	8.016%	80.21%	646	66.48%	100.00%	15.99%
Fixed—10 Year	1	$77,096.10	0.01%	8.850%	64.58%	548	100.00%	0.00%	0.00%
Fixed—15 Year	21	$2,183,441.46	0.32%	8.312%	60.37%	609	72.47%	0.00%	0.00%
Fixed—20 Year	5	$254,711.94	0.04%	9.902%	69.58%	610	76.47%	0.00%	0.00%
Fixed—30 Year	516	$90,610,295.02	13.34%	8.714%	77.45%	611	83.08%	0.00%	10.90%
Fixed—40 Year	10	$2,819,374.57	0.42%	8.428%	79.40%	627	83.51%	0.00%	21.20%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Ony	164	$62,728,800.02	9.23%	7.940%	80.45%	648	80.65%	100.00%	21.78%
Not Interest Only	2,316	$616,594,711.28	90.77%	8.954%	80.87%	609	65.00%	80.19%	16.88%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	2,316	$616,594,711.28	90.77%	8.954%	80.87%	609	65.00%	80.19%	16.88%
24	16	$6,651,000.02	0.98%	7.822%	80.10%	646	73.60%	100.00%	0.00%
36	8	$3,252,199.99	0.48%	7.593%	80.81%	668	52.65%	100.00%	0.00%
60	113	$42,473,550.01	6.25%	8.051%	80.43%	649	81.41%	100.00%	27.74%
84	27	$10,352,050.00	1.52%	7.666%	80.66%	641	90.86%	100.00%	18.17%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0	509	$136,988,142.79	20.17%	9.404%	80.87%	616	62.51%	82.94%	21.10%
12	152	$51,057,406.71	7.52%	9.332%	81.10%	604	61.63%	93.37%	16.35%
24	994	$285,014,045.61	41.96%	8.884%	81.47%	609	63.49%	97.29%	17.57%
36	825	$206,263,916.19	30.36%	8.349%	79.87%	618	74.34%	57.48%	14.74%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	2,443	$675,600,638.78	99.45%	8.845%	80.75%	613	66.49%	82.47%	17.43%
Second Lien	37	$3,722,872.52	0.55%	11.617%	96.48%	655	59.43%	0.00%	0.00%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	1,780	$451,392,309.35	66.45%	8.669%	81.51%	604	100.00%	77.85%	18.33%
Limited	46	$14,547,683.00	2.14%	8.904%	81.51%	606	0.00%	85.30%	9.70%
Stated	654	$213,383,518.95	31.41%	9.262%	79.35%	632	0.00%	90.61%	15.73%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	1,880	$508,607,998.65	74.87%	8.841%	79.31%	608	64.03%	81.36%	19.89%
Purchase	294	$84,210,349.93	12.40%	9.148%	87.42%	641	67.55%	91.72%	11.68%
Rate/Term Refi	306	$86,505,162.72	12.73%	8.688%	83.38%	614	79.58%	76.44%	7.81%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	142	$36,890,035.16	5.43%	8.952%	80.81%	615	54.68%	89.13%	4.75%
Planned Unit Developement	261	$79,863,625.16	11.76%	8.904%	82.26%	613	74.50%	81.90%	21.07%
Single Family	1,955	$520,199,274.22	76.58%	8.864%	80.80%	611	66.99%	81.61%	18.12%
Two to Four Family	122	$42,370,576.76	6.24%	8.646%	78.62%	636	54.86%	81.03%	11.51%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	167	$42,186,108.23	6.21%	9.437%	81.61%	655	47.39%	90.52%	0.00%
Owner-Occupied	2,261	$623,191,394.21	91.74%	8.823%	80.75%	610	67.56%	81.32%	18.11%
Second Home	52	$13,946,008.86	2.05%	8.744%	82.10%	632	74.58%	87.38%	34.99%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	1,830	$557,152,299.56	82.02%	8.919%	81.47%	613	63.07%	100.00%	18.68%
Fixed Rate Mortgage	650	$122,171,211.74	17.98%	8.592%	77.92%	614	81.85%	0.00%	11.20%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	18	$4,017,232.35	0.72%	8.469%	79.58%	604	58.33%	100.00%	1.31%
5.000—5.999	1,443	$455,610,456.38	81.77%	8.789%	82.43%	622	60.57%	100.00%	22.36%
6.000—6.999	256	$71,095,236.03	12.76%	9.541%	79.44%	577	71.43%	100.00%	2.99%
>= 7.000	113	$26,429,374.80	4.74%	9.542%	70.63%	547	84.47%	100.00%	0.00%
Total	**1,830**	**$557,152,299.56**	**100.00%**	**8.919%**	**81.47%**	**613**	**63.07%**	**100.00%**	**18.68%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	10	$2,940,046.32	0.53%	5.876%	65.90%	652	88.18%	100.00%	5.41%
6.000—6.499	22	$7,635,328.35	1.37%	6.305%	74.94%	644	96.41%	100.00%	5.43%
6.500—6.999	57	$19,370,721.67	3.48%	6.780%	73.87%	648	78.76%	100.00%	17.96%
7.000—7.499	101	$35,450,524.55	6.36%	7.318%	77.44%	640	78.89%	100.00%	24.54%
7.500—7.999	218	$69,198,933.46	12.42%	7.797%	79.45%	633	70.70%	100.00%	24.73%
8.000—8.499	236	$73,663,403.81	13.22%	8.252%	79.71%	623	66.84%	100.00%	23.13%
8.500—8.999	296	$94,868,541.39	17.03%	8.769%	82.66%	620	61.02%	100.00%	18.94%
9.000—9.499	230	$75,740,143.56	13.59%	9.268%	83.84%	609	65.47%	100.00%	18.71%
9.500—9.999	267	$75,414,820.27	13.54%	9.749%	83.88%	595	59.55%	100.00%	16.64%
10.000—10.499	165	$47,691,166.96	8.56%	10.241%	82.61%	585	51.53%	100.00%	13.63%
10.500—10.999	123	$30,675,107.99	5.51%	10.715%	84.24%	579	42.42%	100.00%	13.95%
11.000—11.499	68	$16,111,859.40	2.89%	11.216%	82.50%	574	43.23%	100.00%	3.46%
11.500—11.999	31	$7,511,334.43	1.35%	11.706%	85.03%	564	38.59%	100.00%	14.89%
12.000—12.499	5	$846,900.86	0.15%	12.129%	80.71%	573	22.49%	100.00%	0.00%
12.500—12.999	1	$33,466.54	0.01%	12.900%	75.78%	491	100.00%	100.00%	0.00%
Total	**1,830**	**$557,152,299.56**	**100.00%**	**8.919%**	**81.47%**	**613**	**63.07%**	**100.00%**	**18.68%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	10	$2,940,046.32	0.53%	5.876%	65.90%	652	88.18%	100.00%	5.41%
12.000—12.499	22	$7,635,328.35	1.37%	6.305%	74.94%	644	96.41%	100.00%	5.43%
12.500—12.999	57	$19,370,721.67	3.48%	6.780%	73.87%	648	78.76%	100.00%	17.96%
13.000—13.499	101	$35,450,524.55	6.36%	7.318%	77.44%	640	78.89%	100.00%	24.54%
13.500—13.999	218	$69,198,933.46	12.42%	7.797%	79.45%	633	70.70%	100.00%	24.73%
14.000—14.499	236	$73,663,403.81	13.22%	8.252%	79.71%	623	66.84%	100.00%	23.13%
14.500—14.999	296	$94,868,541.39	17.03%	8.769%	82.66%	620	61.02%	100.00%	18.94%
15.000—15.499	230	$75,740,143.56	13.59%	9.268%	83.84%	609	65.47%	100.00%	18.71%
15.500—15.999	267	$75,414,820.27	13.54%	9.749%	83.88%	595	59.55%	100.00%	16.64%
16.000—16.499	165	$47,691,166.96	8.56%	10.241%	82.61%	585	51.53%	100.00%	13.63%
16.500—16.999	123	$30,675,107.99	5.51%	10.715%	84.24%	579	42.42%	100.00%	13.95%
17.000—17.499	68	$16,111,859.40	2.89%	11.216%	82.50%	574	43.23%	100.00%	3.46%
17.500—17.999	31	$7,511,334.43	1.35%	11.706%	85.03%	564	38.59%	100.00%	14.89%
18.000—18.499	5	$846,900.86	0.15%	12.129%	80.71%	573	22.49%	100.00%	0.00%
18.500—18.999	1	$33,466.54	0.01%	12.900%	75.78%	491	100.00%	100.00%	0.00%
Total	**1,830**	**$557,152,299.56**	**100.00%**	**8.919%**	**81.47%**	**613**	**63.07%**	**100.00%**	**18.68%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	66	$18,342,317.50	3.29%	8.891%	82.61%	626	68.28%	100.00%	1.86%
2.000	1,321	$410,878,307.95	73.75%	9.023%	81.50%	610	60.88%	100.00%	18.82%
3.000	443	$127,931,674.11	22.96%	8.588%	81.22%	620	69.35%	100.00%	20.63%
Total	**1,830**	**$557,152,299.56**	**100.00%**	**8.919%**	**81.47%**	**613**	**63.07%**	**100.00%**	**18.68%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	313	$93,162,743.10	16.72%	8.853%	81.86%	606	67.22%	100.00%	11.73%
1.500	1,517	$463,989,556.46	83.28%	8.932%	81.39%	614	62.24%	100.00%	20.07%
Total	**1,830**	**$557,152,299.56**	**100.00%**	**8.919%**	**81.47%**	**613**	**63.07%**	**100.00%**	**18.68%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
7/1/2007	2	$141,727.92	0.03%	11.570%	81.72%	534	100.00%	100.00%	0.00%
8/1/2007	7	$647,003.17	0.12%	11.320%	82.09%	584	87.91%	100.00%	0.00%
9/1/2007	14	$1,220,993.26	0.22%	10.992%	82.35%	576	75.55%	100.00%	4.32%
10/1/2007	1	$51,788.04	0.01%	12.000%	90.00%	564	100.00%	100.00%	0.00%
12/1/2007	2	$86,037.41	0.02%	11.865%	86.40%	534	100.00%	100.00%	0.00%
9/1/2008	1	$251,252.25	0.05%	7.600%	70.00%	550	0.00%	100.00%	0.00%
12/1/2008	1	$507,887.80	0.09%	9.275%	90.00%	600	100.00%	100.00%	0.00%
1/1/2009	2	$605,575.53	0.11%	7.909%	75.00%	603	0.00%	100.00%	0.00%
2/1/2009	4	$1,268,688.15	0.23%	8.115%	72.25%	585	82.70%	100.00%	0.00%
3/1/2009	26	$9,451,880.08	1.70%	8.885%	81.87%	596	70.44%	100.00%	4.86%
4/1/2009	44	$17,704,794.06	3.18%	8.904%	83.54%	609	50.25%	100.00%	9.27%
5/1/2009	1,037	$330,227,505.31	59.27%	8.995%	81.57%	611	61.19%	100.00%	18.63%
6/1/2009	244	$65,997,574.00	11.85%	9.158%	81.08%	613	62.57%	100.00%	21.18%
2/1/2010	1	$759,999.99	0.14%	8.000%	80.00%	688	0.00%	100.00%	0.00%
3/1/2010	8	$2,263,102.54	0.41%	9.271%	73.11%	583	77.41%	100.00%	35.96%
4/1/2010	10	$4,142,620.63	0.74%	8.057%	86.25%	621	81.46%	100.00%	10.12%
5/1/2010	229	$63,663,333.23	11.43%	8.810%	81.46%	609	66.67%	100.00%	23.61%
6/1/2010	66	$17,116,350.00	3.07%	9.070%	82.75%	615	65.39%	100.00%	24.86%
3/1/2012	1	$444,500.00	0.08%	6.500%	70.00%	735	100.00%	100.00%	0.00%
4/1/2012	3	$1,281,354.88	0.23%	7.209%	78.19%	695	47.41%	100.00%	0.00%
5/1/2012	106	$33,011,931.31	5.93%	8.056%	80.01%	635	77.30%	100.00%	12.76%
6/1/2012	21	$6,306,400.00	1.13%	8.301%	81.71%	651	60.52%	100.00%	26.30%
Total	**1,830**	**$557,152,299.56**	**100.00%**	**8.919%**	**81.47%**	**613**	**63.07%**	**100.00%**	**18.68%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	26	$3,461,484.25	0.51%	8.878%	86.08%	607	84.67%	50.28%	22.02%
Alaska	4	$982,349.94	0.14%	9.480%	86.23%	625	68.86%	100.00%	22.44%
Arizona	67	$16,147,118.45	2.38%	9.017%	82.64%	618	57.33%	92.27%	30.45%
Arkansas	9	$1,680,705.31	0.25%	9.431%	78.43%	562	89.39%	37.50%	0.00%
California	701	$262,377,052.94	38.62%	8.707%	79.96%	622	56.19%	90.94%	8.50%
Colorado	30	$6,606,268.76	0.97%	9.265%	83.89%	615	51.01%	84.92%	27.86%
Connecticut	22	$6,096,448.32	0.90%	8.889%	84.08%	599	82.20%	75.90%	13.75%
Delaware	4	$572,230.88	0.08%	10.354%	85.23%	577	100.00%	100.00%	41.50%
District of Columbia	13	$4,073,265.10	0.60%	7.868%	77.43%	610	83.41%	67.77%	18.43%
Florida	238	$57,306,415.93	8.44%	9.048%	80.88%	611	59.65%	79.79%	23.78%
Georgia	32	$8,323,970.92	1.23%	9.290%	83.97%	579	97.62%	72.37%	17.67%
Hawaii	14	$6,839,207.12	1.01%	8.283%	74.49%	622	55.47%	87.32%	0.00%
Idaho	21	$5,197,344.95	0.77%	9.018%	81.50%	605	91.14%	84.64%	35.72%
Illinois	98	$23,800,721.13	3.50%	8.966%	81.98%	607	72.97%	70.10%	29.49%
Indiana	31	$3,768,958.50	0.55%	8.708%	86.42%	623	87.07%	45.04%	0.00%
Iowa	8	$985,174.17	0.15%	9.682%	76.23%	558	47.65%	67.33%	0.00%
Kansas	5	$574,313.08	0.08%	9.117%	87.68%	595	100.00%	100.00%	24.43%
Kentucky	7	$1,093,465.82	0.16%	9.891%	81.80%	568	94.31%	66.87%	47.39%
Louisiana	6	$759,326.04	0.11%	9.832%	83.30%	631	91.87%	69.58%	26.57%
Maine	11	$2,462,601.43	0.36%	8.867%	85.57%	606	93.22%	69.85%	30.47%
Maryland	129	$35,646,025.37	5.25%	8.329%	80.92%	611	77.89%	69.35%	25.13%
Massachusetts	27	$8,769,091.06	1.29%	8.940%	82.47%	617	82.38%	91.98%	14.76%
Michigan	30	$4,149,034.39	0.61%	9.286%	78.62%	615	78.89%	55.68%	0.00%
Minnesota	16	$3,776,224.68	0.56%	9.400%	84.87%	613	73.85%	87.43%	55.58%
Mississippi	1	$67,904.97	0.01%	8.300%	95.00%	670	0.00%	0.00%	0.00%
Missouri	18	$1,730,151.34	0.25%	10.211%	78.43%	566	75.90%	74.41%	8.40%
Montana	3	$424,603.87	0.06%	7.919%	83.07%	602	100.00%	60.46%	29.74%
Nebraska	10	$1,072,673.29	0.16%	9.986%	86.58%	608	92.87%	78.31%	9.36%
Nevada	16	$5,089,704.39	0.75%	9.144%	87.03%	611	73.72%	92.93%	33.73%
New Hampshire	9	$2,171,322.64	0.32%	8.531%	82.19%	589	84.97%	93.27%	0.00%
New Jersey	102	$32,047,703.83	4.72%	9.130%	79.35%	602	64.57%	82.68%	22.11%
New Mexico	13	$2,107,333.45	0.31%	10.106%	84.04%	595	73.65%	67.07%	7.97%
New York	76	$26,371,802.08	3.88%	8.545%	80.18%	622	66.51%	69.62%	8.57%
North Carolina	27	$4,907,262.65	0.72%	9.503%	86.04%	600	94.34%	84.41%	20.72%
Ohio	15	$1,494,723.04	0.22%	9.660%	79.63%	566	91.17%	66.56%	0.00%
Oklahoma	5	$554,737.38	0.08%	9.679%	82.35%	580	71.90%	33.46%	18.26%
Oregon	66	$20,322,982.00	2.99%	8.844%	81.50%	621	72.27%	86.94%	32.24%
Pennsylvania	87	$15,856,137.81	2.33%	9.251%	81.25%	590	73.31%	78.07%	14.58%
Rhode Island	4	$1,008,183.48	0.15%	9.563%	85.67%	574	100.00%	100.00%	0.00%
South Carolina	12	$2,869,624.35	0.42%	8.957%	81.41%	615	61.44%	54.31%	59.13%
South Dakota	2	$219,489.40	0.03%	11.188%	86.33%	546	100.00%	100.00%	0.00%
Tennessee	37	$4,938,569.39	0.73%	9.687%	81.84%	577	87.85%	47.13%	15.75%
Texas	177	$26,196,470.83	3.86%	9.132%	80.19%	603	80.77%	49.93%	13.80%
Utah	20	$4,993,641.50	0.74%	8.939%	82.19%	597	94.41%	96.64%	32.32%
Vermont	2	$336,194.73	0.05%	9.434%	75.57%	572	38.65%	100.00%	0.00%
Virginia	41	$13,150,815.15	1.94%	9.092%	80.70%	592	64.12%	85.05%	21.50%
Washington	136	$38,304,374.11	5.64%	8.772%	81.94%	609	82.80%	86.33%	35.43%
West Virginia	13	$2,151,977.41	0.32%	9.232%	82.04%	584	77.85%	51.01%	13.42%
Wisconsin	38	$5,266,915.72	0.78%	9.443%	81.63%	594	65.40%	73.92%	37.17%
Wyoming	1	$219,413.95	0.03%	9.875%	95.00%	608	100.00%	100.00%	0.00%
Total	**2,480**	**$679,323,511.30**	**100.00%**	**8.860%**	**80.83%**	**613**	**66.45%**	**82.02%**	**17.33%**

Mortgage Loan Statistics—Group I

		Minimum	Maximum
Scheduled Principal Balance	$313,971,038	$46,731	$736,000
Average Scheduled Principle Balance	$206,696		
Number of Mortgage Loans	1,519		
Weighted Average Gross Coupon	8.898%	5.300%	12.325%
Weighted Average FICO Score	600	500	777
Weighted Average Original LTV*	78.90%	20.00%	100.00%
Weighted Average Original LTV with MI**	74.21%	20.00%	100.00%
Weighted Average Combined Original LTV***	79.05%	20.00%	100.00%
Weighted Average DTI	43.63%	20.04%	59.07%
Weighted Average Original Term	361 months	120 months	480 months
Weighted Average Stated Remaining Term	360 months	119 months	480 months
Weighted Average Seasoning	1 month	0 months	9 months
Weighted Average Gross Margin	5.774%	4.990%	7.250%
Weighted Average Minimum Interest Rate	9.013%	5.850%	12.250%
Weighted Average Maximum Interest Rate	15.013%	11.850%	18.250%
Weighted Average Initial Rate Cap	2.184%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.418%	1.000%	1.500%
Weighted Average Months to Roll	26 months	15 months	59 months
Maturity Date		May 1,2017	June 1,2047

Adj Rate Mortgage	76.66%	Full	68.23%
Fixed Rate Mortgage	23.34%	Limited	1.68%
		Stated	30.08%
ARM—2 Yr/6 Mth	25.78%		
ARM—2 Yr/6 Mth 40 Yr	0.93%	Cash-Out Refi	86.41%
ARM—2 Yr/6 Mth IO	1.32%	Purchase	2.78%
ARM—3 Yr/6 Mth	7.54%	Rate/Term Refi	10.81%
ARM—3 Yr/6 Mth 40 Yr	0.45%		
ARM—3 Yr/6 Mth IO	0.29%	Condominium	5.99%
ARM—5 Yr/6 Mth	0.27%	Planned Unit Development	9.49%
ARM—5 Yr/6 Mth IO	0.04%	Single Family	77.83%
Balloon—2 Yr/6 Mnth	32.73%	Two to Four Family	6.69%
Balloon—3 Yr/6 Mnth	6.95%		
Balloon—30 Year	4.91%	Investor	5.34%
Balloon—5 Yr/6 Mnth	0.36%	Owner-Occupied	92.58%
Fixed—10 Year	0.02%	Second Home	2.08%
Fixed—15 Year	0.56%		
Fixed—20 Year	0.03%	First Lien	100.00%
Fixed—30 Year	17.32%		
Fixed—40 Year	0.50%	Top 5 Locations:	
		California	28.23%
Not Interest Only	98.35%	Florida	9.77%
Interest Only	1.65%	Washington	6.95%
		Maryland	5.77%
Prepay Penalty: N/A	20.67%	Texas	5.75%
Prepay Penalty: 12 months	6.00%		
Prepay Penalty: 24 months	44.56%		
Prepay Penalty: 36 months	28.76%		

*Original LTV for all first lien loans and combined original LTV for all second lien loans

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

***Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	6	$296,476.88	0.09%	9.310%	67.40%	623	100.00%	32.63%	0.00%
50,000.01—100,000.00	247	$19,894,672.13	6.34%	9.410%	75.90%	586	88.11%	49.22%	8.27%
100,000.01—150,000.00	305	$38,304,914.45	12.20%	9.086%	77.86%	587	83.95%	58.78%	16.16%
150,000.01—200,000.00	274	$48,304,657.82	15.39%	9.130%	78.39%	590	74.01%	74.08%	19.81%
200,000.01—250,000.00	196	$44,249,454.07	14.09%	8.914%	77.40%	596	70.56%	80.84%	22.88%
250,000.01—300,000.00	172	$47,154,932.73	15.02%	8.662%	78.97%	607	64.76%	80.63%	22.36%
300,000.01—350,000.00	149	$48,233,859.50	15.36%	8.720%	80.43%	607	61.59%	82.03%	18.82%
350,000.01—400,000.00	115	$42,971,568.63	13.69%	8.779%	80.80%	609	54.19%	89.40%	28.72%
400,000.01—450,000.00	37	$15,261,418.65	4.86%	8.650%	82.56%	619	62.31%	77.96%	29.77%
450,000.01—500,000.00	8	$3,769,928.94	1.20%	9.066%	76.42%	614	37.26%	87.67%	0.00%
500,000.01—550,000.00	6	$3,063,558.82	0.98%	8.755%	74.20%	602	49.80%	100.00%	0.00%
550,000.01—600,000.00	3	$1,729,595.73	0.55%	9.020%	79.73%	594	32.95%	100.00%	0.00%
700,000.01—750,000.00	1	$736,000.00	0.23%	7.250%	80.00%	774	100.00%	100.00%	0.00%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.000—5.499	1	$337,615.90	0.11%	5.300%	63.77%	692	100.00%	0.00%	0.00%
5.500—5.999	8	$1,986,114.06	0.63%	5.885%	66.26%	650	82.50%	96.23%	8.01%
6.000—6.499	11	$2,746,696.43	0.87%	6.242%	70.74%	659	90.03%	100.00%	15.11%
6.500—6.999	61	$14,742,945.59	4.70%	6.768%	70.77%	639	84.91%	49.43%	11.86%
7.000—7.499	97	$21,288,416.27	6.78%	7.285%	74.52%	639	81.57%	51.01%	28.48%
7.500—7.999	191	$42,956,179.75	13.68%	7.746%	76.34%	622	73.12%	69.78%	25.01%
8.000—8.499	172	$36,933,924.70	11.76%	8.261%	76.40%	611	70.13%	81.28%	24.94%
8.500—8.999	247	$52,885,531.21	16.84%	8.741%	80.20%	607	63.21%	77.12%	25.28%
9.000—9.499	166	$35,785,126.42	11.40%	9.253%	81.35%	597	68.17%	83.14%	26.07%
9.500—9.999	198	$38,592,271.73	12.29%	9.740%	82.25%	580	62.44%	88.78%	16.35%
10.000—10.499	145	$27,791,917.94	8.85%	10.216%	81.47%	566	69.15%	82.84%	13.57%
10.500—10.999	123	$22,048,011.25	7.02%	10.693%	81.68%	558	56.21%	78.98%	11.27%
11.000—11.499	62	$10,514,058.96	3.35%	11.220%	81.07%	553	58.76%	84.02%	2.87%
11.500—11.999	28	$4,141,964.41	1.32%	11.726%	84.66%	562	59.79%	73.68%	3.17%
12.000—12.499	9	$1,220,263.73	0.39%	12.167%	80.50%	560	33.81%	63.75%	0.00%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	161	$27,192,896.50	8.66%	10.419%	74.11%	514	82.24%	86.19%	0.00%
525—549	150	$28,203,108.70	8.98%	9.900%	74.30%	537	75.24%	84.99%	0.00%
550—574	188	$37,491,469.66	11.94%	9.209%	76.82%	562	77.44%	81.56%	0.00%
575—599	274	$55,591,677.55	17.71%	8.944%	79.59%	587	76.07%	75.05%	45.55%
600—624	326	$68,045,624.03	21.67%	8.662%	81.31%	612	68.42%	73.68%	31.12%
625—649	221	$50,082,698.27	15.95%	8.264%	80.63%	636	63.09%	73.92%	26.24%
650—674	123	$29,397,171.32	9.36%	8.153%	79.26%	661	43.22%	64.88%	6.64%
675—699	44	$9,987,622.10	3.18%	8.165%	81.24%	685	50.19%	72.78%	13.35%
>= 700	32	$7,978,770.22	2.54%	8.038%	80.60%	732	43.35%	93.90%	13.96%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Original Combined LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	140	$25,466,238.69	8.11%	8.232%	49.41%	590	61.54%	67.20%	0.00%
60.01 to 70.00%									
With MI:	43	$9,532,168.72	3.04%	7.957%	66.54%	611	53.03%	68.96%	100.00%
Without MI:	152	$30,799,976.62	9.81%	8.766%	67.11%	583	58.63%	75.57%	0.00%
70.01 to 80.00%									
With MI:	75	$17,395,898.68	5.54%	8.345%	77.37%	606	67.40%	81.12%	100.00%
Without MI:	492	$95,998,437.49	30.58%	8.915%	78.06%	591	64.50%	71.12%	0.00%
80.01 to 85.00%									
With MI:	32	$6,950,665.25	2.21%	9.140%	84.73%	607	54.20%	95.24%	100.00%
Without MI:	179	$38,832,422.92	12.37%	9.207%	84.59%	593	78.00%	81.04%	0.00%
85.01 to 90.00%									
With MI:	95	$22,612,928.83	7.20%	8.758%	89.70%	615	69.15%	89.22%	100.00%
Without MI:	211	$45,107,676.42	14.37%	9.144%	89.79%	615	78.21%	75.81%	0.00%
90.01 to 95.00%									
With MI:	33	$7,546,530.33	2.40%	9.536%	94.90%	621	92.70%	95.86%	100.00%
Without MI:	66	$13,573,153.81	4.32%	9.729%	94.93%	640	71.33%	84.74%	0.00%
95.01 to 100.00%									
With MI:	0	$-	0.00%	0.000%	0.00%	0.00	0.00%	0.00%	0.00%
Without MI:	1	$154,940.59	0.05%	10.725%	100.00%	591	100.00%	100.00%	0.00%
Subtotal (First Lien):	**1519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**
Second Lien Loans:									
80.01 to 85.00%	0	$0.00	0.00%	0.000	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	0	$0.00	0.00%	0.000	0.00%	0	0.00%	0.00%	0.00%
90.01 to 95.00%	0	$0.00	0.00%	0.000	0.00%	0	0.00%	0.00%	0.00%
95.01 to 100.00%	0	$0.00	0.00%	0.000	0.00%	0	0.00%	0.00%	0.00%
Subtotal (Second Lien):	**0**	**$0.00**	**0.00%**	**0.000**	**0.00%**	**0**	**0.00%**	**0.00%**	**0.00%**
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

*Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective Combined LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	418	$89,504,430.50	28.51%	8.538%	73.43%	606	65.75%	80.25%	71.55%
60.01 to 70.00%	152	$30,799,976.62	9.81%	8.766%	67.11%	583	58.63%	75.57%	0.00%
70.01 to 80.00%	492	$95,998,437.49	30.58%	8.915%	78.06%	591	64.50%	71.12%	0.00%
80.01 to 85.00%	179	$38,832,422.92	12.37%	9.207%	84.59%	593	78.00%	81.04%	0.00%
85.01 to 90.00%	211	$45,107,676.42	14.37%	9.144%	89.79%	615	78.21%	75.81%	0.00%
90.01 to 95.00%	66	$13,573,153.81	4.32%	9.729%	94.93%	640	71.33%	84.74%	0.00%
95.01 to 100.00%	1	$154,940.59	0.05%	10.725%	100.00%	591	100.00%	100.00%	0.00%
Subtotal (First Lien):	**1519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
90.01 to 95.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
95.01 to 100.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
Subtotal (Second Lien):	**0**	**$-**	**0.00%**	**0.000%**	**0.00%**	**0**	**0.00%**	**0.00%**	**0.00%**
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
120	1	$77,096.10	0.02%	8.850%	64.58%	548	100.00%	0.00%	0.00%
180	17	$1,748,114.25	0.56%	8.328%	57.84%	615	65.61%	0.00%	0.00%
240	2	$109,854.88	0.03%	10.041%	79.71%	615	45.45%	0.00%	0.00%
360	1,473	$306,157,426.80	97.51%	8.900%	79.02%	600	68.34%	77.21%	20.55%
480	26	$5,878,546.32	1.87%	8.915%	78.99%	608	63.64%	73.52%	18.93%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
61—120	1	$77,096.10	0.02%	8.850%	64.58%	548	100.00%	0.00%	0.00%
121—180	17	$1,748,114.25	0.56%	8.328%	57.84%	615	65.61%	0.00%	0.00%
181—240	2	$109,854.88	0.03%	10.041%	79.71%	615	45.45%	0.00%	0.00%
301—360	1,473	$306,157,426.80	97.51%	8.900%	79.02%	600	68.34%	77.21%	20.55%
>= 361	26	$5,878,546.32	1.87%	8.915%	78.99%	608	63.64%	73.52%	18.93%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
20.01—25.00	58	$10,202,541.15	3.25%	9.217%	79.70%	615	80.61%	81.06%	18.43%
25.01—30.00	89	$16,480,130.68	5.25%	8.929%	78.73%	606	70.28%	77.60%	12.88%
30.01—35.00	138	$26,031,564.01	8.29%	8.619%	74.94%	604	71.59%	67.95%	21.13%
35.01—40.00	214	$43,403,265.88	13.82%	8.807%	78.63%	604	69.32%	76.31%	17.09%
40.01—45.00	288	$57,010,451.82	18.16%	8.906%	78.96%	606	61.09%	72.10%	24.84%
45.01—50.00	378	$82,180,928.89	26.17%	8.890%	79.59%	604	65.44%	77.94%	21.67%
50.01—55.00	345	$76,919,993.68	24.50%	9.003%	79.50%	585	71.96%	80.73%	19.29%
55.01—60.00	9	$1,742,162.24	0.55%	8.615%	80.10%	575	100.00%	90.64%	17.82%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	434	$80,950,729.05	25.78%	9.397%	78.29%	575	71.19%	100.00%	14.83%
ARM—2 Yr/6 Mth 40 Yr	14	$2,921,681.61	0.93%	8.880%	78.22%	602	78.01%	100.00%	32.01%
ARM—2 Yr/6 Mth IO	13	$4,133,350.00	1.32%	7.603%	77.13%	679	75.61%	100.00%	24.99%
ARM—3 Yr/6 Mth	120	$23,682,027.77	7.54%	9.264%	79.08%	594	63.12%	100.00%	18.21%
ARM—3 Yr/6 Mth 40 Yr	5	$1,400,376.27	0.45%	9.158%	80.52%	610	26.46%	100.00%	0.00%
ARM—3 Yr/6 Mth IO	3	$925,800.00	0.29%	7.573%	81.63%	651	74.44%	100.00%	0.00%
ARM—5 Yr/6 Mth	5	$842,955.97	0.27%	8.252%	73.07%	593	55.18%	100.00%	28.81%
ARM—5 Yr/6 Mth IO	1	$124,200.00	0.04%	8.475%	90.00%	646	100.00%	100.00%	0.00%
Balloon—2 Yr/6 Mnth	387	$102,755,197.48	32.73%	8.808%	80.62%	610	56.84%	100.00%	27.60%
Balloon—3 Yr/6 Mnth	87	$21,831,101.24	6.95%	8.715%	81.75%	604	68.70%	100.00%	35.22%
Balloon—30 Year	71	$15,412,830.56	4.91%	8.215%	78.30%	614	75.31%	0.00%	18.84%
Balloon—5 Yr/6 Mnth	5	$1,132,599.25	0.36%	7.733%	87.09%	643	87.25%	100.00%	12.75%
Fixed—10 Year	1	$77,096.10	0.02%	8.850%	64.58%	548	100.00%	0.00%	0.00%
Fixed—15 Year	17	$1,748,114.25	0.56%	8.328%	57.84%	615	65.61%	0.00%	0.00%
Fixed—20 Year	2	$109,854.88	0.03%	10.041%	79.71%	615	45.45%	0.00%	0.00%
Fixed—30 Year	347	$54,366,635.48	17.32%	8.602%	76.16%	606	85.06%	0.00%	11.48%
Fixed—40 Year	7	$1,556,488.44	0.50%	8.763%	79.05%	618	70.13%	0.00%	11.41%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	17	$5,183,350.00	1.65%	7.619%	78.24%	673	75.99%	100.00%	19.93%
Not Interest Only	1,502	$308,787,688.35	98.35%	8.919%	78.91%	599	68.10%	76.27%	20.40%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	1,502	$308,787,688.35	98.35%	8.919%	78.91%	599	68.10%	76.27%	20.40%
24	3	$873,800.00	0.28%	7.878%	83.96%	644	100.00%	100.00%	0.00%
36	1	$345,000.00	0.11%	7.400%	86.25%	680	100.00%	100.00%	0.00%
60	13	$3,964,550.00	1.26%	7.581%	76.29%	679	68.60%	100.00%	26.06%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	320	$64,898,549.15	20.67%	9.358%	79.90%	604	68.07%	76.76%	23.60%
12	79	$18,847,500.66	6.00%	9.346%	78.60%	590	65.81%	90.98%	25.60%
24	646	$139,918,009.87	44.56%	8.955%	79.60%	597	62.92%	96.40%	22.14%
36	474	$90,306,978.67	28.76%	8.385%	77.15%	604	77.09%	43.03%	14.30%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	1,519	$313,971,038.35	100.00%	8.898%	78.90%	600	68.23%	76.66%	20.40%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	1,116	$214,236,077.14	68.23%	8.773%	79.87%	593	100.00%	71.89%	20.16%
Limited	25	$5,283,301.44	1.68%	8.996%	79.77%	594	0.00%	96.19%	16.55%
Stated	378	$94,451,659.77	30.08%	9.177%	76.64%	617	0.00%	86.39%	21.16%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	1,287	$271,303,919.67	86.41%	8.901%	78.03%	599	65.91%	77.33%	22.66%
Purchase	57	$8,740,128.43	2.78%	9.125%	89.02%	628	79.00%	92.56%	9.01%
Rate/Term Refi	175	$33,926,990.25	10.81%	8.815%	83.19%	599	84.04%	67.24%	5.20%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	86	$18,803,824.45	5.99%	8.996%	79.58%	605	51.79%	86.55%	3.82%
Planned Unit Development	143	$29,807,196.16	9.49%	8.924%	80.16%	597	75.64%	74.08%	24.51%
Single Family	1,217	$244,348,515.71	77.83%	8.913%	78.92%	598	69.28%	76.33%	21.38%
Two to Four Family	73	$21,011,502.03	6.69%	8.603%	76.24%	622	60.33%	75.30%	17.90%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	79	$16,767,496.29	5.34%	9.561%	82.15%	647	51.50%	88.20%	0.00%
Owner-Occupied	1,412	$290,661,922.98	92.58%	8.858%	78.72%	597	69.58%	75.79%	21.13%
Second Home	28	$6,541,619.08	2.08%	8.975%	78.26%	607	51.50%	86.10%	40.05%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	1,074	$240,700,018.64	76.66%	9.013%	79.71%	598	63.99%	100.00%	22.73%
Fixed Rate Mortgage	445	$73,271,019.71	23.34%	8.520%	76.23%	608	82.18%	0.00%	12.72%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	5	$1,672,314.47	0.69%	8.540%	78.70%	580	50.66%	100.00%	0.00%
5.000—5.999	802	$183,216,170.12	76.12%	8.839%	80.80%	609	61.03%	100.00%	29.33%
6.000—6.999	169	$36,139,651.34	15.01%	9.610%	78.94%	571	69.87%	100.00%	2.70%
>= 7.000	98	$19,671,882.71	8.17%	9.581%	71.10%	547	81.87%	100.00%	0.00%
Total	**1,074**	**$240,700,018.64**	**100.00%**	**9.013%**	**79.71%**	**598**	**63.99%**	**100.00%**	**22.73%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	7	$1,911,191.37	0.79%	5.890%	66.83%	651	81.82%	100.00%	8.33%
6.000—6.499	11	$2,746,696.43	1.14%	6.242%	70.74%	659	90.03%	100.00%	15.11%
6.500—6.999	28	$7,287,566.63	3.03%	6.790%	71.60%	630	75.46%	100.00%	18.85%
7.000—7.499	44	$10,859,602.28	4.51%	7.313%	76.25%	644	79.89%	100.00%	34.98%
7.500—7.999	119	$29,975,109.40	12.45%	7.753%	76.61%	623	68.30%	100.00%	31.38%
8.000—8.499	131	$30,019,126.08	12.47%	8.256%	76.86%	610	66.63%	100.00%	28.93%
8.500—8.999	170	$40,787,115.58	16.95%	8.742%	80.86%	607	59.62%	100.00%	27.12%
9.000—9.499	130	$29,750,258.12	12.36%	9.263%	82.28%	597	67.77%	100.00%	26.60%
9.500—9.999	164	$34,263,016.07	14.23%	9.740%	82.62%	580	59.64%	100.00%	17.01%
10.000—10.499	109	$23,022,207.11	9.56%	10.227%	81.30%	567	64.98%	100.00%	14.45%
10.500—10.999	88	$17,414,539.28	7.23%	10.702%	81.71%	555	51.16%	100.00%	13.32%
11.000—11.499	49	$8,833,952.92	3.67%	11.209%	81.00%	556	52.70%	100.00%	3.42%
11.500—11.999	20	$3,051,658.54	1.27%	11.715%	85.38%	570	58.22%	100.00%	4.30%
12.000—12.499	4	$777,978.83	0.32%	12.123%	80.78%	573	15.62%	100.00%	0.00%
Total	**1,074**	**$240,700,018.64**	**100.00%**	**9.013%**	**79.71%**	**598**	**63.99%**	**100.00%**	**22.73%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	7	$1,911,191.37	0.79%	5.890%	66.83%	651	81.82%	100.00%	8.33%
12.000—12.499	11	$2,746,696.43	1.14%	6.242%	70.74%	659	90.03%	100.00%	15.11%
12.500—12.999	28	$7,287,566.63	3.03%	6.790%	71.60%	630	75.46%	100.00%	18.85%
13.000—13.499	44	$10,859,602.28	4.51%	7.313%	76.25%	644	79.89%	100.00%	34.98%
13.500—13.999	119	$29,975,109.40	12.45%	7.753%	76.61%	623	68.30%	100.00%	31.38%
14.000—14.499	131	$30,019,126.08	12.47%	8.256%	76.86%	610	66.63%	100.00%	28.93%
14.500—14.999	170	$40,787,115.58	16.95%	8.742%	80.86%	607	59.62%	100.00%	27.12%
15.000—15.499	130	$29,750,258.12	12.36%	9.263%	82.28%	597	67.77%	100.00%	26.60%
15.500—15.999	164	$34,263,016.07	14.23%	9.740%	82.62%	580	59.64%	100.00%	17.01%
16.000—16.499	109	$23,022,207.11	9.56%	10.227%	81.30%	567	64.98%	100.00%	14.45%
16.500—16.999	88	$17,414,539.28	7.23%	10.702%	81.71%	555	51.16%	100.00%	13.32%
17.000—17.499	49	$8,833,952.92	3.67%	11.209%	81.00%	556	52.70%	100.00%	3.42%
17.500—17.999	20	$3,051,658.54	1.27%	11.715%	85.38%	570	58.22%	100.00%	4.30%
18.000—18.499	4	$777,978.83	0.32%	12.123%	80.78%	573	15.62%	100.00%	0.00%
Total	**1,074**	**$240,700,018.64**	**100.00%**	**9.013%**	**79.71%**	**598**	**63.99%**	**100.00%**	**22.73%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	20	$5,037,290.79	2.09%	9.037%	83.91%	602	65.46%	100.00%	5.72%
2.000	832	$186,259,005.10	77.38%	9.032%	79.42%	597	63.56%	100.00%	22.57%
3.000	222	$49,403,722.75	20.53%	8.937%	80.36%	601	65.46%	100.00%	25.08%
Total	**1,074**	**$240,700,018.64**	**100.00%**	**9.013%**	**79.71%**	**598**	**63.99%**	**100.00%**	**22.73%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	175	$39,695,868.64	16.49%	8.869%	80.48%	593	69.86%	100.00%	18.40%
1.500	899	$201,004,150.00	83.51%	9.041%	79.56%	599	62.83%	100.00%	23.59%
Total	**1,074**	**$240,700,018.64**	**100.00%**	**9.013%**	**79.71%**	**598**	**63.99%**	**100.00%**	**22.73%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
9/1/2008	1	$251,252.25	0.10%	7.600%	70.00%	550	0.00%	100.00%	0.00%
12/1/2008	1	$507,887.80	0.21%	9.275%	90.00%	600	100.00%	100.00%	0.00%
1/1/2009	2	$605,575.53	0.25%	7.909%	75.00%	603	0.00%	100.00%	0.00%
2/1/2009	2	$568,032.85	0.24%	6.914%	54.30%	592	61.36%	100.00%	0.00%
3/1/2009	9	$2,343,734.16	0.97%	8.837%	77.71%	568	79.96%	100.00%	0.00%
4/1/2009	20	$5,370,516.13	2.23%	8.842%	80.45%	597	65.23%	100.00%	30.57%
5/1/2009	645	$147,478,286.42	61.27%	9.042%	79.30%	595	62.44%	100.00%	21.97%
6/1/2009	168	$33,635,673.00	13.97%	9.104%	80.88%	606	68.72%	100.00%	24.65%
3/1/2010	6	$1,186,253.54	0.49%	8.850%	83.31%	588	56.91%	100.00%	68.61%
4/1/2010	2	$641,832.07	0.27%	7.546%	85.87%	609	50.42%	100.00%	0.00%
5/1/2010	163	$36,973,219.67	15.36%	8.985%	79.68%	600	64.48%	100.00%	23.82%
6/1/2010	44	$9,038,000.00	3.75%	9.063%	82.50%	601	68.22%	100.00%	26.36%
5/1/2012	11	$2,099,755.22	0.87%	7.985%	81.63%	623	75.13%	100.00%	18.45%
Total	**1,074**	**$240,700,018.64**	**100.00%**	**9.013%**	**79.71%**	**598**	**63.99%**	**100.00%**	**22.73%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	19	$2,647,234.87	0.84%	8.826%	84.92%	602	83.91%	47.81%	17.31%
Alaska	3	$757,382.66	0.24%	9.243%	88.47%	650	59.62%	100.00%	29.11%
Arizona	45	$8,787,644.51	2.80%	8.913%	81.55%	616	53.93%	85.79%	35.42%
Arkansas	6	$882,897.97	0.28%	9.801%	77.30%	573	83.78%	67.39%	0.00%
California	315	$88,622,644.47	28.23%	8.590%	75.24%	606	54.91%	85.54%	10.58%
Colorado	20	$3,229,587.07	1.03%	9.138%	85.35%	600	55.58%	87.22%	19.61%
Connecticut	16	$4,066,733.94	1.30%	8.950%	83.47%	590	85.35%	68.66%	8.58%
Delaware	3	$334,730.88	0.11%	10.746%	78.29%	509	100.00%	100.00%	0.00%
District of Columbia	8	$1,813,838.19	0.58%	7.706%	71.02%	625	79.07%	54.08%	41.39%
Florida	157	$30,675,006.95	9.77%	8.929%	78.02%	599	61.32%	73.07%	24.77%
Georgia	23	$4,026,325.70	1.28%	9.630%	83.88%	574	95.08%	67.78%	26.12%
Hawaii	9	$3,932,293.09	1.25%	8.802%	75.02%	593	44.30%	88.76%	0.00%
Idaho	14	$2,543,011.52	0.81%	8.905%	79.98%	595	100.00%	74.50%	28.94%
Illinois	76	$14,560,830.51	4.64%	9.099%	82.70%	612	73.11%	57.09%	28.11%
Indiana	23	$2,677,425.72	0.85%	8.524%	84.57%	605	87.43%	34.20%	0.00%
Iowa	7	$891,221.40	0.28%	9.712%	79.43%	557	52.67%	74.43%	0.00%
Kansas	3	$391,215.98	0.12%	8.655%	87.64%	592	100.00%	100.00%	35.86%
Kentucky	4	$330,871.57	0.11%	10.617%	76.05%	542	81.19%	22.66%	0.00%
Louisiana	3	$332,308.88	0.11%	10.993%	85.37%	577	81.42%	53.62%	0.00%
Maine	8	$1,315,665.59	0.42%	8.973%	86.09%	598	87.30%	83.28%	57.03%
Maryland	78	$18,110,000.17	5.77%	8.435%	79.01%	603	72.90%	67.96%	29.05%
Massachusetts	16	$4,167,628.32	1.33%	8.817%	82.00%	610	75.39%	86.12%	12.16%
Michigan	20	$2,312,489.44	0.74%	8.997%	77.03%	589	97.41%	46.89%	0.00%
Minnesota	9	$1,574,024.38	0.50%	9.755%	82.61%	597	70.14%	100.00%	23.59%
Missouri	12	$1,338,979.91	0.43%	10.160%	80.38%	569	72.72%	75.29%	10.85%
Montana	3	$424,603.87	0.14%	7.919%	83.07%	602	100.00%	60.46%	29.74%
Nebraska	8	$713,293.31	0.23%	9.921%	84.86%	585	89.28%	67.38%	14.08%
Nevada	11	$2,873,557.69	0.92%	9.607%	86.71%	596	63.90%	100.00%	59.74%
New Hampshire	7	$1,378,830.23	0.44%	8.966%	81.18%	581	76.33%	89.40%	0.00%
New Jersey	69	$17,981,055.50	5.73%	9.088%	78.25%	604	60.02%	84.30%	31.85%
New Mexico	11	$1,773,703.86	0.56%	10.235%	84.60%	599	68.69%	79.69%	9.47%
New York	36	$9,468,129.42	3.02%	8.677%	78.12%	606	60.53%	68.54%	16.05%
North Carolina	19	$2,447,119.33	0.78%	9.775%	82.44%	573	92.40%	89.75%	4.08%
Ohio	11	$1,047,784.40	0.33%	9.560%	80.61%	566	87.41%	52.30%	0.00%
Oklahoma	3	$346,220.75	0.11%	9.298%	77.74%	596	54.97%	22.64%	0.00%
Oregon	30	$6,880,978.93	2.19%	8.312%	78.44%	609	71.77%	83.24%	42.23%
Pennsylvania	72	$9,914,291.37	3.16%	9.369%	81.23%	582	91.52%	83.93%	21.84%
Rhode Island	3	$758,301.37	0.24%	9.517%	87.58%	589	100.00%	100.00%	0.00%
South Carolina	9	$1,750,973.72	0.56%	9.137%	86.10%	595	90.53%	50.61%	33.02%
South Dakota	2	$219,489.40	0.07%	11.188%	86.33%	546	100.00%	100.00%	0.00%
Tennessee	27	$3,395,309.80	1.08%	9.775%	82.92%	571	82.33%	57.61%	7.63%
Texas	134	$18,048,286.91	5.75%	9.204%	79.71%	596	84.25%	44.14%	11.03%
Utah	10	$2,267,547.44	0.72%	9.539%	86.76%	584	87.70%	93.65%	45.71%
Vermont	2	$336,194.73	0.11%	9.434%	75.57%	572	38.65%	100.00%	0.00%
Virginia	23	$4,428,135.23	1.41%	9.382%	78.66%	576	68.70%	90.80%	18.13%
Washington	93	$21,822,778.20	6.95%	8.894%	80.68%	599	83.20%	85.03%	35.60%
West Virginia	9	$1,633,885.77	0.52%	9.401%	81.67%	579	70.82%	67.18%	17.67%
Wisconsin	29	$3,519,159.48	1.12%	9.028%	80.30%	586	83.14%	90.06%	34.83%
Wyoming	1	$219,413.95	0.07%	9.875%	95.00%	608	100.00%	100.00%	0.00%
Total	**1,519**	**$313,971,038.35**	**100.00%**	**8.898%**	**78.90%**	**600**	**68.23%**	**76.66%**	**20.40%**

Mortgage Loan Statistics—Group II

		Minimum	Maximum
Scheduled Principal Balance	$365,352,473	$23,843	$999,999
Average Scheduled Principle Balance	$380,179		
Number of Mortgage Loans	961		
Weighted Average Gross Coupon	8.827%	5.375%	13.150%
Weighted Average FICO Score*	624	470	812
Weighted Average Original LTV**	82.50%	12.79%	100.00%
Weighted Average Original LTV with MI***	78.94%	12.79%	100.00%
Weighted Average Combined Original LTV****	83.59%	12.79%	100.00%
Weighted Average DTI	41.56%	2.87%	59.95%
Weighted Average Original Term	362 months	180 months	480 months
Weighted Average Stated Remaining Term	360 months	123 months	480 months
Weighted Average Seasoning	2 months	0 months	66 months
Weighted Average Gross Margin	5.628%	4.990%	7.250%
Weighted Average Minimum Interest Rate	8.834%	5.750%	12.900%
Weighted Average Maximum Interest Rate	14.834%	11.750%	18.900%
Weighted Average Initial Rate Cap	2.206%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.416%	1.000%	1.500%
Weighted Average Months to Roll	29 months	1 month	60 months
Maturity Date		September 1,2017	June 1,2047

Adj Rate Mortgage	86.62%	Full	64.91%
Fixed Rate Mortgage	13.38%	Limited	2.54%
		Stated	32.55%
ARM—2 Yr/6 Mth	16.47%		
ARM—2 Yr/6 Mth 40 Yr	1.09%	Cash-Out Refi	64.95%
ARM—2 Yr/6 Mth IO	9.98%	Purchase	20.66%
ARM—3 Yr/6 Mth	3.81%	Rate/Term Refi	14.39%
ARM—3 Yr/6 Mth 40 Yr	0.28%		
ARM—3 Yr/6 Mth IO	2.68%	Condominium	4.95%
ARM—5 Yr/6 Mth	1.99%	Planned Unit Development	13.70%
ARM—5 Yr/6 Mth IO	3.09%	Single Family	75.50%
ARM—6 Month	0.03%	Two to Four Family	5.85%
Balloon—2 Yr/6 Mnth	37.30%		
Balloon—3 Yr/6 Mnth	4.31%	Investor	6.96%
Balloon—30 Year	2.96%	Owner-Occupied	91.02%
Balloon—5 Yr/6 Mnth	5.58%	Second Home	2.03%
Fixed—15 Year	0.12%		
Fixed—20 Year	0.04%	First Lien	98.98%
Fixed—30 Year	9.92%	Second Lien	1.02%
Fixed—40 Year	0.35%		
		Top 5 Locations:	
Not Interest Only	84.25%	California	47.56%
Interest Only	15.75%	Florida	7.29%
		Maryland	4.80%
Prepay Penalty: N/A	19.73%	New York	4.63%
Prepay Penalty: 12 months	8.82%	Washington	4.51%
Prepay Penalty: 24 months	39.71%		
Prepay Penalty: 36 months	31.74%		

* Does not include mortgage loans that do not have available credit scores
**Original LTV for all first lien loans and combined original LTV for all second lien loans
***Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI
****Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	14	$498,961.93	0.14%	11.399%	81.73%	592	71.71%	45.38%	0.00%
50,000.01—100,000.00	84	$6,373,442.94	1.74%	9.690%	76.56%	610	84.43%	29.76%	2.22%
100,000.01—150,000.00	95	$12,005,782.63	3.29%	9.516%	79.60%	613	84.35%	52.37%	12.96%
150,000.01—200,000.00	74	$13,051,117.25	3.57%	8.767%	80.56%	634	74.07%	73.74%	15.62%
200,000.01—250,000.00	59	$13,173,426.46	3.61%	8.852%	82.51%	620	77.71%	89.52%	18.65%
250,000.01—300,000.00	57	$15,710,088.29	4.30%	8.550%	80.74%	632	73.60%	86.07%	25.68%
300,000.01—350,000.00	57	$18,583,136.74	5.09%	8.262%	82.89%	639	68.11%	89.50%	22.60%
350,000.01—400,000.00	42	$15,741,243.18	4.31%	8.544%	84.16%	649	76.22%	87.77%	19.19%
400,000.01—450,000.00	83	$35,747,517.87	9.78%	8.676%	82.66%	620	61.20%	89.04%	26.55%
450,000.01—500,000.00	95	$45,314,268.44	12.40%	8.799%	83.95%	615	63.18%	84.03%	20.17%
500,000.01—550,000.00	81	$42,605,581.54	11.66%	8.846%	84.39%	631	50.73%	86.37%	19.87%
550,000.01—600,000.00	82	$47,205,892.77	12.92%	9.100%	84.25%	623	57.40%	96.42%	19.39%
600,000.01—650,000.00	33	$20,719,889.23	5.67%	8.753%	82.39%	632	63.70%	96.87%	0.00%
650,000.01—700,000.00	37	$24,819,122.96	6.79%	8.976%	84.20%	603	75.69%	89.37%	0.00%
700,000.01—750,000.00	28	$20,231,130.41	5.54%	8.780%	80.37%	623	57.39%	89.21%	0.00%
750,000.01—800,000.00	19	$14,780,113.66	4.05%	9.111%	80.74%	617	58.62%	94.86%	0.00%
800,000.01—850,000.00	7	$5,747,847.24	1.57%	9.178%	76.63%	569	57.65%	86.00%	0.00%
850,000.01—900,000.00	5	$4,337,073.88	1.19%	8.268%	71.20%	666	60.58%	79.84%	0.00%
900,000.01—950,000.00	2	$1,865,000.00	0.51%	6.944%	77.47%	636	100.00%	100.00%	0.00%
950,000.01—1,000,000.00	7	$6,841,835.53	1.87%	8.282%	79.23%	647	86.07%	85.38%	0.00%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.000—5.499	1	$99,638.44	0.03%	5.375%	22.22%	585	100.00%	0.00%	0.00%
5.500—5.999	3	$1,028,854.95	0.28%	5.851%	64.18%	655	100.00%	100.00%	0.00%
6.000—6.499	12	$5,003,526.94	1.37%	6.343%	76.93%	640	100.00%	97.70%	0.00%
6.500—6.999	45	$16,986,008.47	4.65%	6.760%	75.75%	656	86.31%	71.14%	13.04%
7.000—7.499	76	$31,642,377.48	8.66%	7.305%	77.28%	636	80.62%	77.29%	16.98%
7.500—7.999	118	$47,096,963.54	12.89%	7.784%	81.45%	643	77.57%	81.89%	18.67%
8.000—8.499	121	$48,010,672.36	13.14%	8.246%	81.24%	633	65.13%	90.70%	18.25%
8.500—8.999	153	$61,129,320.07	16.73%	8.778%	83.67%	627	65.57%	88.19%	12.59%
9.000—9.499	115	$49,428,544.79	13.53%	9.272%	84.65%	617	64.77%	93.04%	13.89%
9.500—9.999	112	$43,335,789.63	11.86%	9.740%	85.09%	609	60.48%	94.09%	16.87%
10.000—10.499	73	$27,808,871.78	7.61%	10.252%	83.22%	600	41.86%	90.79%	12.51%
10.500—10.999	41	$15,162,677.82	4.15%	10.714%	86.64%	605	34.69%	86.13%	12.91%
11.000—11.499	43	$10,533,415.82	2.88%	11.234%	85.85%	597	41.40%	74.59%	2.43%
11.500—11.999	30	$6,430,391.87	1.76%	11.672%	85.99%	568	33.60%	69.65%	15.36%
12.000—12.499	13	$1,279,579.74	0.35%	12.177%	87.82%	604	97.07%	41.91%	0.00%
12.500—12.999	4	$332,567.99	0.09%	12.702%	93.07%	692	10.06%	10.06%	0.00%
13.000—13.499	1	$43,271.26	0.01%	13.150%	80.45%	N/A	100.00%	0.00%	0.00%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	3	$143,157.32	0.04%	12.363%	80.14%	N/A	100.00%	69.77%	0.00%
400—499	4	$284,508.63	0.08%	11.712%	82.99%	489	100.00%	81.49%	0.00%
500—524	27	$10,045,503.68	2.75%	10.231%	74.31%	515	77.46%	79.20%	0.00%
525—549	67	$27,540,915.38	7.54%	9.982%	77.09%	538	79.84%	90.06%	0.00%
550—574	64	$23,702,554.58	6.49%	9.007%	78.73%	564	78.20%	86.50%	0.00%
575—599	115	$42,716,405.23	11.69%	8.954%	81.49%	588	70.56%	82.55%	32.86%
600—624	213	$77,917,988.76	21.33%	8.599%	83.52%	612	78.39%	87.67%	23.98%
625—649	174	$71,361,322.12	19.53%	8.751%	84.12%	636	63.00%	88.91%	15.68%
650—674	150	$56,296,797.87	15.41%	8.674%	85.08%	660	52.03%	83.14%	11.84%
675—699	82	$30,169,503.26	8.26%	8.490%	83.84%	684	45.59%	86.80%	9.66%
>= 700	62	$25,173,816.12	6.89%	8.237%	81.78%	726	36.55%	90.73%	0.80%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Original Combined LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	46	$11,542,152.86	3.16%	8.545%	50.84%	599	66.32%	73.46%	0.00%
60.01 to 70.00%									
With MI:	17	$5,832,235.08	1.60%	7.668%	64.83%	605	52.58%	86.22%	100.00%
Without MI:	68	$23,706,664.96	6.49%	8.451%	67.09%	603	63.45%	80.75%	0.00%
70.01 to 80.00%									
With MI:	45	$15,848,873.91	4.34%	8.164%	77.95%	617	80.34%	87.22%	100.00%
Without MI:	296	$119,891,869.20	32.82%	8.574%	78.47%	625	54.63%	86.11%	0.00%
80.01 to 85.00%									
With MI:	10	$3,916,505.08	1.07%	8.886%	84.39%	610	75.23%	86.33%	100.00%
Without MI:	103	$47,072,306.38	12.88%	9.073%	84.70%	609	70.70%	86.55%	0.00%
85.01 to 90.00%									
With MI:	48	$17,527,876.26	4.80%	8.921%	89.78%	623	73.86%	95.72%	100.00%
Without MI:	177	$69,542,839.29	19.03%	8.891%	89.83%	630	70.55%	89.37%	0.00%
90.01 to 95.00%									
With MI:	26	$10,572,180.51	2.89%	9.709%	94.98%	634	74.58%	97.63%	100.00%
Without MI:	85	$34,804,230.52	9.53%	9.407%	94.88%	649	68.69%	93.24%	0.00%
95.01 to 100.00%									
With MI:	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
Without MI:	3	$1,371,866.38	0.38%	10.346%	100.00%	603	67.22%	67.22%	0.00%
Subtotal (First Lien):	**924**	**$361,629,600.43**	**98.98%**	**8.799%**	**82.35%**	**623**	**64.97%**	**87.51%**	**14.85%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	2	$170,950.31	0.05%	11.942%	90.00%	656	100.00%	0.00%	0.00%
90.01 to 95.00%	20	$2,170,440.39	0.59%	11.766%	94.76%	666	53.60%	0.00%	0.00%
95.01 to 100.00%	15	$1,381,481.82	0.38%	11.343%	100.00%	639	63.58%	0.00%	0.00%
Subtotal (Second Lien):	**37**	**$3,722,872.52**	**1.02%**	**11.617%**	**96.48%**	**655**	**59.43%**	**0.00%**	**0.00%**
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

*Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective Combined LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien Loans:									
Less than 60.01%	192	$65,239,823.70	17.86%	8.684%	78.31%	617	72.40%	88.61%	82.31%
60.01 to 70.00%	68	$23,706,664.96	6.49%	8.451%	67.09%	603	63.45%	80.75%	0.00%
70.01 to 80.00%	296	$119,891,869.20	32.82%	8.574%	78.47%	625	54.63%	86.11%	0.00%
80.01 to 85.00%	103	$47,072,306.38	12.88%	9.073%	84.70%	609	70.70%	86.55%	0.00%
85.01 to 90.00%	177	$69,542,839.29	19.03%	8.891%	89.83%	630	70.55%	89.37%	0.00%
90.01 to 95.00%	85	$34,804,230.52	9.53%	9.407%	94.88%	649	68.69%	93.24%	0.00%
95.01 to 100.00%	3	$1,371,866.38	0.38%	10.346%	100.00%	603	67.22%	67.22%	0.00%
Subtotal (First Lien):	**924**	**$361,629,600.43**	**98.98%**	**8.799%**	**82.35%**	**623**	**64.97%**	**87.51%**	**14.85%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0.00	0.00%	0.00%	0.00%
85.01 to 90.00%	2	$170,950.31	0.05%	11.942%	90.00%	656	100.00%	0.00%	0.00%
90.01 to 95.00%	20	$2,170,440.39	0.59%	11.766%	94.76%	666	53.60%	0.00%	0.00%
95.01 to 100.00%	15	$1,381,481.82	0.38%	11.343%	100.00%	639	63.58%	0.00%	0.00%
Subtotal (Second Lien):	**37**	**$3,722,872.52**	**1.02%**	**11.617%**	**96.48%**	**655**	**59.43%**	**0.00%**	**0.00%**
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	4	$435,327.21	0.12%	8.251%	70.53%	586	100.00%	0.00%	0.00%
240	3	$144,857.06	0.04%	9.796%	61.89%	607	100.00%	0.00%	0.00%
360	941	$358,475,595.13	98.12%	8.819%	82.49%	624	65.36%	86.87%	14.75%
480	13	$6,296,693.55	1.72%	9.305%	83.91%	627	35.99%	79.94%	13.10%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	4	$435,327.21	0.12%	8.251%	70.53%	586	100.00%	0.00%	0.00%
181—240	3	$144,857.06	0.04%	9.796%	61.89%	607	100.00%	0.00%	0.00%
241—300	7	$450,146.22	0.12%	12.108%	84.37%	575	100.00%	90.39%	0.00%
301—360	934	$358,025,448.91	97.99%	8.815%	82.49%	624	65.32%	86.87%	14.77%
>= 361	13	$6,296,693.55	1.72%	9.305%	83.91%	627	35.99%	79.94%	13.10%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	111	$31,383,206.61	8.59%	8.917%	80.86%	624	91.32%	79.14%	27.02%
20.01—25.00	38	$14,400,067.11	3.94%	8.557%	84.64%	642	71.68%	69.63%	10.94%
25.01—30.00	59	$21,687,144.98	5.94%	8.662%	81.81%	617	85.19%	80.02%	5.24%
30.01—35.00	54	$18,658,727.68	5.11%	8.898%	81.50%	636	57.42%	80.00%	18.30%
35.01—40.00	89	$33,048,064.91	9.05%	8.798%	79.92%	636	60.91%	86.59%	12.92%
40.01—45.00	168	$62,147,003.21	17.01%	9.017%	82.51%	631	52.21%	83.23%	14.31%
45.01—50.00	231	$89,872,161.17	24.60%	8.909%	85.52%	630	56.27%	91.81%	12.83%
50.01—55.00	203	$91,512,937.92	25.05%	8.686%	81.12%	605	69.86%	92.06%	15.40%
55.01—60.00	8	$2,643,159.36	0.72%	8.101%	79.45%	614	72.28%	83.66%	11.72%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	160	$60,160,789.21	16.47%	9.406%	81.16%	599	66.05%	100.00%	12.35%
ARM—2 Yr/6 Mth 40 Yr	8	$3,994,365.32	1.09%	9.901%	85.42%	623	17.12%	100.00%	10.14%
ARM—2 Yr/6 Mth IO	88	$36,477,850.03	9.98%	8.121%	80.54%	646	77.88%	100.00%	20.68%
ARM—3 Yr/6 Mth	38	$13,911,258.18	3.81%	9.447%	81.08%	607	63.11%	100.00%	13.42%
ARM—3 Yr/6 Mth 40 Yr	2	$1,039,442.10	0.28%	8.580%	83.07%	632	30.73%	100.00%	0.00%
ARM—3 Yr/6 Mth IO	29	$9,796,249.99	2.68%	7.797%	81.29%	644	82.10%	100.00%	32.75%
ARM—5 Yr/6 Mth	30	$7,269,298.31	1.99%	8.780%	79.88%	623	72.66%	100.00%	4.18%
ARM—5 Yr/6 Mth IO	30	$11,271,350.00	3.09%	7.624%	80.45%	646	90.50%	100.00%	16.69%
ARM—6 Month	1	$110,738.15	0.03%	11.625%	85.00%	497	100.00%	100.00%	0.00%
Balloon—2 Yr/6 Mnth	276	$136,272,468.91	37.30%	9.037%	84.72%	624	52.46%	100.00%	14.64%
Balloon—3 Yr/6 Mnth	34	$15,744,688.06	4.31%	8.561%	86.53%	625	69.87%	100.00%	21.85%
Balloon—30 Year	26	$10,813,462.09	2.96%	8.178%	84.75%	631	82.33%	0.00%	2.88%
Balloon—5 Yr/6 Mnth	60	$20,403,782.66	5.58%	8.032%	79.83%	646	65.33%	100.00%	16.17%
Fixed—15 Year	4	$435,327.21	0.12%	8.251%	70.53%	586	100.00%	0.00%	0.00%
Fixed—20 Year	3	$144,857.06	0.04%	9.796%	61.89%	607	100.00%	0.00%	0.00%
Fixed—30 Year	169	$36,243,659.54	9.92%	8.881%	79.38%	619	80.11%	0.00%	10.03%
Fixed—40 Year	3	$1,262,886.13	0.35%	8.016%	79.83%	638	100.00%	0.00%	33.26%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	147	$57,545,450.02	15.75%	7.968%	80.65%	646	81.07%	100.00%	21.95%
Not Interest Only	814	$307,807,022.93	84.25%	8.988%	82.84%	619	61.89%	84.11%	13.34%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	814	$307,807,022.93	84.25%	8.988%	82.84%	619	61.89%	84.11%	13.34%
24	13	$5,777,200.02	1.58%	7.814%	79.52%	647	69.60%	100.00%	0.00%
36	7	$2,907,199.99	0.80%	7.616%	80.16%	667	47.03%	100.00%	0.00%
60	100	$38,509,000.01	10.54%	8.100%	80.85%	646	82.73%	100.00%	27.92%
84	27	$10,352,050.00	2.83%	7.666%	80.66%	641	90.86%	100.00%	18.17%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	189	$72,089,593.64	19.73%	9.445%	81.74%	628	57.51%	88.50%	18.84%
12	73	$32,209,906.05	8.82%	9.323%	82.57%	613	59.18%	94.77%	10.93%
24	348	$145,096,035.74	39.71%	8.815%	83.27%	619	64.04%	98.16%	13.17%
36	351	$115,956,937.52	31.74%	8.321%	81.98%	630	72.20%	68.74%	15.08%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	924	$361,629,600.43	98.98%	8.799%	82.35%	623	64.97%	87.51%	14.85%
Second Lien	37	$3,722,872.52	1.02%	11.617%	96.48%	655	59.43%	0.00%	0.00%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	664	$237,156,232.21	64.91%	8.575%	82.99%	614	100.00%	83.23%	16.69%
Limited	21	$9,264,381.56	2.54%	8.851%	82.51%	614	0.00%	79.08%	5.79%
Stated	276	$118,931,859.18	32.55%	9.329%	81.50%	643	0.00%	93.96%	11.42%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	593	$237,304,078.98	64.95%	8.773%	80.77%	618	61.88%	85.96%	16.71%
Purchase	237	$75,470,221.50	20.66%	9.151%	87.24%	643	66.23%	91.62%	11.99%
Rate/Term Refi	131	$52,578,172.47	14.39%	8.605%	83.50%	624	76.71%	82.38%	9.49%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	56	$18,086,210.71	4.95%	8.906%	82.08%	625	57.69%	91.81%	5.71%
Planned Unit Development	118	$50,056,429.00	13.70%	8.892%	83.51%	622	73.83%	86.56%	19.02%
Single Family	738	$275,850,758.51	75.50%	8.821%	82.46%	622	64.96%	86.28%	15.24%
Two to Four Family	49	$21,359,074.73	5.85%	8.688%	80.97%	649	49.48%	86.67%	5.22%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	88	$25,418,611.94	6.96%	9.355%	81.26%	660	44.68%	92.05%	0.00%
Owner-Occupied	849	$332,529,471.23	91.02%	8.793%	82.52%	620	65.79%	86.16%	15.47%
Second Home	24	$7,404,389.78	2.03%	8.540%	85.49%	654	94.97%	88.52%	30.52%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	756	$316,452,280.92	86.62%	8.847%	82.81%	624	62.37%	100.00%	15.59%
Fixed Rate Mortgage	205	$48,900,192.03	13.38%	8.700%	80.45%	622	81.35%	0.00%	8.93%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	13	$2,344,917.88	0.74%	8.418%	80.21%	621	63.80%	100.00%	2.25%
5.000—5.999	641	$272,394,286.26	86.08%	8.756%	83.54%	631	60.25%	100.00%	17.67%
6.000—6.999	87	$34,955,584.69	11.05%	9.469%	79.97%	582	73.05%	100.00%	3.29%
>= 7.000	15	$6,757,492.09	2.14%	9.428%	69.26%	548	92.07%	100.00%	0.00%
Total	**756**	**$316,452,280.92**	**100.00%**	**8.847%**	**82.81%**	**624**	**62.37%**	**100.00%**	**15.59%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	3	$1,028,854.95	0.33%	5.851%	64.18%	655	100.00%	100.00%	0.00%
6.000—6.499	11	$4,888,631.92	1.54%	6.340%	77.30%	636	100.00%	100.00%	0.00%
6.500—6.999	29	$12,083,155.04	3.82%	6.774%	75.24%	658	80.76%	100.00%	17.42%
7.000—7.499	57	$24,590,922.27	7.77%	7.320%	77.96%	639	78.44%	100.00%	19.93%
7.500—7.999	99	$39,223,824.06	12.39%	7.830%	81.61%	642	72.54%	100.00%	19.64%
8.000—8.499	105	$43,644,277.73	13.79%	8.249%	81.66%	632	66.98%	100.00%	19.15%
8.500—8.999	126	$54,081,425.81	17.09%	8.789%	84.02%	629	62.08%	100.00%	12.77%
9.000—9.499	100	$45,989,885.44	14.53%	9.271%	84.86%	617	63.99%	100.00%	13.62%
9.500—9.999	103	$41,151,804.20	13.00%	9.756%	84.93%	608	59.47%	100.00%	16.33%
10.000—10.499	56	$24,668,959.85	7.80%	10.254%	83.83%	602	38.99%	100.00%	12.87%
10.500—10.999	35	$13,260,568.71	4.19%	10.734%	87.55%	609	30.93%	100.00%	14.77%
11.000—11.499	19	$7,277,906.48	2.30%	11.223%	84.32%	595	31.73%	100.00%	3.52%
11.500—11.999	11	$4,459,675.89	1.41%	11.700%	84.79%	559	25.15%	100.00%	22.14%
12.000—12.499	1	$68,922.03	0.02%	12.200%	80.00%	N/A	100.00%	100.00%	0.00%
12.500—12.999	1	$33,466.54	0.01%	12.900%	75.78%	491	100.00%	100.00%	0.00%
Total	**756**	**$316,452,280.92**	**100.00%**	**8.847%**	**82.81%**	**624**	**62.37%**	**100.00%**	**15.59%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	3	$1,028,854.95	0.33%	5.851%	64.18%	655	100.00%	100.00%	0.00%
12.000—12.499	11	$4,888,631.92	1.54%	6.340%	77.30%	636	100.00%	100.00%	0.00%
12.500—12.999	29	$12,083,155.04	3.82%	6.774%	75.24%	658	80.76%	100.00%	17.42%
13.000—13.499	57	$24,590,922.27	7.77%	7.320%	77.96%	639	78.44%	100.00%	19.93%
13.500—13.999	99	$39,223,824.06	12.39%	7.830%	81.61%	642	72.54%	100.00%	19.64%
14.000—14.499	105	$43,644,277.73	13.79%	8.249%	81.66%	632	66.98%	100.00%	19.15%
14.500—14.999	126	$54,081,425.81	17.09%	8.789%	84.02%	629	62.08%	100.00%	12.77%
15.000—15.499	100	$45,989,885.44	14.53%	9.271%	84.86%	617	63.99%	100.00%	13.62%
15.500—15.999	103	$41,151,804.20	13.00%	9.756%	84.93%	608	59.47%	100.00%	16.33%
16.000—16.499	56	$24,668,959.85	7.80%	10.254%	83.83%	602	38.99%	100.00%	12.87%
16.500—16.999	35	$13,260,568.71	4.19%	10.734%	87.55%	609	30.93%	100.00%	14.77%
17.000—17.499	19	$7,277,906.48	2.30%	11.223%	84.32%	595	31.73%	100.00%	3.52%
17.500—17.999	11	$4,459,675.89	1.41%	11.700%	84.79%	559	25.15%	100.00%	22.14%
18.000—18.499	1	$68,922.03	0.02%	12.200%	80.00%	N/A	100.00%	100.00%	0.00%
18.500—18.999	1	$33,466.54	0.01%	12.900%	75.78%	491	100.00%	100.00%	0.00%
Total	**756**	**$316,452,280.92**	**100.00%**	**8.847%**	**82.81%**	**624**	**62.37%**	**100.00%**	**15.59%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	46	$13,305,026.71	4.20%	8.836%	82.11%	636	69.35%	100.00%	0.40%
2.000	489	$224,619,302.85	70.98%	9.015%	83.22%	620	58.67%	100.00%	15.71%
3.000	221	$78,527,951.36	24.82%	8.368%	81.76%	632	71.79%	100.00%	17.83%
Total	**756**	**$316,452,280.92**	**100.00%**	**8.847%**	**82.81%**	**624**	**62.37%**	**100.00%**	**15.59%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	138	$53,466,874.46	16.90%	8.841%	82.88%	616	65.26%	100.00%	6.77%
1.500	618	$262,985,406.46	83.10%	8.848%	82.80%	626	61.78%	100.00%	17.38%
Total	**756**	**$316,452,280.92**	**100.00%**	**8.847%**	**82.81%**	**624**	**62.37%**	**100.00%**	**15.59%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
7/1/2007	2	$141,727.92	0.04%	11.570%	81.72%	534	100.00%	100.00%	0.00%
8/1/2007	7	$647,003.17	0.20%	11.320%	82.09%	584	87.91%	100.00%	0.00%
9/1/2007	14	$1,220,993.26	0.39%	10.992%	82.35%	576	75.55%	100.00%	4.32%
10/1/2007	1	$51,788.04	0.02%	12.000%	90.00%	564	100.00%	100.00%	0.00%
12/1/2007	2	$86,037.41	0.03%	11.865%	86.40%	534	100.00%	100.00%	0.00%
2/1/2009	2	$700,655.30	0.22%	9.088%	86.80%	579	100.00%	100.00%	0.00%
3/1/2009	17	$7,108,145.92	2.25%	8.901%	83.24%	606	67.30%	100.00%	6.46%
4/1/2009	24	$12,334,277.93	3.90%	8.931%	84.88%	614	43.73%	100.00%	0.00%
5/1/2009	392	$182,749,218.89	57.75%	8.957%	83.40%	623	60.18%	100.00%	15.94%
6/1/2009	76	$32,361,901.00	10.23%	9.214%	81.29%	620	56.18%	100.00%	17.58%
2/1/2010	1	$759,999.99	0.24%	8.000%	80.00%	688	0.00%	100.00%	0.00%
3/1/2010	2	$1,076,849.00	0.34%	9.735%	61.87%	577	100.00%	100.00%	0.00%
4/1/2010	8	$3,500,788.56	1.11%	8.150%	86.32%	623	87.15%	100.00%	11.97%
5/1/2010	66	$26,690,113.56	8.43%	8.566%	83.91%	622	69.69%	100.00%	23.31%
6/1/2010	22	$8,078,350.00	2.55%	9.078%	83.03%	631	62.22%	100.00%	23.18%
3/1/2012	1	$444,500.00	0.14%	6.500%	70.00%	735	100.00%	100.00%	0.00%
4/1/2012	3	$1,281,354.88	0.40%	7.209%	78.19%	695	47.41%	100.00%	0.00%
5/1/2012	95	$30,912,176.09	9.77%	8.061%	79.90%	636	77.45%	100.00%	12.37%
6/1/2012	21	$6,306,400.00	1.99%	8.301%	81.71%	651	60.52%	100.00%	26.30%
Total	**756**	**$316,452,280.92**	**100.00%**	**8.847%**	**82.81%**	**624**	**62.37%**	**100.00%**	**15.59%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	7	$814,249.38	0.22%	9.044%	89.85%	624	87.16%	58.29%	37.32%
Alaska	1	$224,967.28	0.06%	10.275%	78.67%	539	100.00%	100.00%	0.00%
Arizona	22	$7,359,473.94	2.01%	9.140%	83.94%	620	61.40%	100.00%	24.51%
Arkansas	3	$797,807.34	0.22%	9.021%	79.68%	549	95.58%	4.42%	0.00%
California	386	$173,754,408.47	47.56%	8.767%	82.37%	631	56.84%	93.70%	7.44%
Colorado	10	$3,376,681.69	0.92%	9.387%	82.49%	630	46.64%	82.73%	35.75%
Connecticut	6	$2,029,714.38	0.56%	8.768%	85.30%	618	75.90%	90.40%	24.10%
Delaware	1	$237,500.00	0.07%	9.800%	95.00%	673	100.00%	100.00%	100.00%
District of Columbia	5	$2,259,426.91	0.62%	7.999%	82.57%	598	86.90%	78.76%	0.00%
Florida	81	$26,631,408.98	7.29%	9.184%	84.17%	624	57.72%	87.52%	22.64%
Georgia	9	$4,297,645.22	1.18%	8.971%	84.06%	583	100.00%	76.68%	9.75%
Hawaii	5	$2,906,914.03	0.80%	7.580%	73.76%	662	70.59%	85.36%	0.00%
Idaho	7	$2,654,333.43	0.73%	9.126%	82.95%	614	82.66%	94.35%	42.22%
Illinois	22	$9,239,890.62	2.53%	8.757%	80.85%	598	72.75%	90.60%	31.67%
Indiana	8	$1,091,532.78	0.30%	9.160%	90.95%	665	86.18%	71.65%	0.00%
Iowa	1	$93,952.77	0.03%	9.400%	45.85%	562	0.00%	0.00%	0.00%
Kansas	2	$183,097.10	0.05%	10.102%	87.75%	601	100.00%	100.00%	0.00%
Kentucky	3	$762,594.25	0.21%	9.575%	84.30%	579	100.00%	86.05%	67.96%
Louisiana	3	$427,017.16	0.12%	8.928%	81.69%	673	100.00%	82.00%	47.24%
Maine	3	$1,146,935.84	0.31%	8.745%	84.98%	616	100.00%	54.44%	0.00%
Maryland	51	$17,536,025.20	4.80%	8.221%	82.89%	619	83.04%	70.79%	21.08%
Massachusetts	11	$4,601,462.74	1.26%	9.050%	82.90%	623	88.72%	97.29%	17.11%
Michigan	10	$1,836,544.95	0.50%	9.651%	80.63%	647	55.57%	66.76%	0.00%
Minnesota	7	$2,202,200.30	0.60%	9.147%	86.48%	625	76.51%	78.44%	78.44%
Mississippi	1	$67,904.97	0.02%	8.300%	95.00%	670	0.00%	0.00%	0.00%
Missouri	6	$391,171.43	0.11%	10.386%	71.72%	557	86.76%	71.38%	0.00%
Nebraska	2	$359,379.98	0.10%	10.115%	90.00%	655	100.00%	100.00%	0.00%
Nevada	5	$2,216,146.70	0.61%	8.543%	87.45%	631	86.47%	83.77%	0.00%
New Hampshire	2	$792,492.41	0.22%	7.774%	83.96%	604	100.00%	100.00%	0.00%
New Jersey	33	$14,066,648.33	3.85%	9.183%	80.75%	601	70.38%	80.61%	9.66%
New Mexico	2	$333,629.59	0.09%	9.421%	81.07%	577	100.00%	0.00%	0.00%
New York	40	$16,903,672.66	4.63%	8.471%	81.33%	631	69.86%	70.22%	4.38%
North Carolina	8	$2,460,143.32	0.67%	9.233%	89.63%	627	96.26%	79.09%	37.27%
Ohio	4	$446,938.64	0.12%	9.894%	77.34%	566	100.00%	100.00%	0.00%
Oklahoma	2	$208,516.63	0.06%	10.312%	90.00%	554	100.00%	51.43%	48.57%
Oregon	36	$13,442,003.07	3.68%	9.116%	83.07%	627	72.53%	88.84%	27.12%
Pennsylvania	15	$5,941,846.44	1.63%	9.054%	81.29%	602	42.93%	68.29%	2.47%
Rhode Island	1	$249,882.11	0.07%	9.700%	79.87%	528	100.00%	100.00%	0.00%
South Carolina	3	$1,118,650.63	0.31%	8.675%	74.07%	647	15.89%	60.11%	100.00%
Tennessee	10	$1,543,259.59	0.42%	9.494%	79.46%	590	100.00%	24.07%	33.61%
Texas	43	$8,148,183.92	2.23%	8.972%	81.24%	619	73.07%	62.76%	19.92%
Utah	10	$2,726,094.06	0.75%	8.439%	78.38%	608	100.00%	99.13%	21.18%
Virginia	18	$8,722,679.92	2.39%	8.945%	81.74%	600	61.79%	82.14%	23.22%
Washington	43	$16,481,595.91	4.51%	8.611%	83.61%	623	82.27%	88.05%	35.21%
West Virginia	4	$518,091.64	0.14%	8.698%	83.18%	601	100.00%	0.00%	0.00%
Wisconsin	9	$1,747,756.24	0.48%	10.281%	84.29%	608	29.70%	41.43%	41.87%
Total	**961**	**$365,352,472.95**	**100.00%**	**8.827%**	**82.50%**	**624**	**64.91%**	**86.62%**	**14.70%**